================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -------------------
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*

                              Center Trust, Inc.
               (formerly, Center Trust Retail Properties, Inc.;
                 formerly, Alexander Haagen Properties, Inc.)
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                   40443E100
                                (CUSIP Number)

     Marjorie L. Reifenberg, Esq.                          With a copy to
   Prometheus Western Retail, LLC                      Kevin J. Grehan, Esq.
   Prometheus Western Retail Trust                   Cravath, Swaine & Moore
   LF Strategic Realty Investors L.P.                    825 Eighth Avenue
Lazard Freres Real Estate Investors L.L.C.           New York, New York 10019
         30 Rockefeller Plaza                           (212) 474-1490
         New York, NY 10020
         (212) 632-6000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 19, 1999
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following pages
                              Page 1 of 62 pages


================================================================================

                                                            Page 2 of 62 Pages

                                 SCHEDULE 13D

CUSIP No. 40443E100

1 Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).

    Prometheus Western Retail, LLC

2   Check the Appropriate Box If a Member of a Group                  (a) |_|
    (See Instructions)                                                (b) |X|

3   SEC Use Only

4   Source of Funds (See Instructions)

                                      OO

5   Check If Disclosure of Legal Proceedings Is Required
    Pursuant to Items 2(d) or 2(e)                                          ___

6   Citizenship or Place of Organization
                                                 Delaware

         Number of Shares             7   Sole Voting Power
    Beneficially Owned by Each            0 shares of Common Stock
       Reporting Person with
                                      8   Shared Voting Power
                                          15,666,666 shares of Common Stock

                                      9   Sole Dispositive Power
                                          0 shares of Common Stock

                                      10  Shared Dispositive Power
                                          15,666,666 shares of Common Stock

11 Aggregate Amount Beneficially Owned by Each Reporting Person 15,666,666 shares of Common Stock

12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     __

13    Percent of Class Represented by Amount in Row (11)
      60% based on the number of shares of Common Stock outstanding on August 13, 1999

14    Type of Reporting Person (See Instructions)

      OO

                                                            Page 3 of 62 Pages

                                 SCHEDULE 13D


CUSIP No. 40443E100

1 Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).

    Prometheus Western Retail Trust

2   Check the Appropriate Box If a Member of a Group                  (a) |_|
    (See Instructions)                                                (b) |X|

3   SEC Use Only

4   Source of Funds (See Instructions)

                                      AF, OO

5   Check If Disclosure of Legal Proceedings Is Required
    Pursuant to Items 2(d) or 2(e)                                          ___

6   Citizenship or Place of Organization
                                                 Maryland

         Number of Shares             7   Sole Voting Power
    Beneficially Owned by Each            0 shares of Common Stock
       Reporting Person with
                                      8   Shared Voting Power
                                          15,666,666 shares of Common Stock

                                      9   Sole Dispositive Power
                                          0 shares of Common Stock

                                      10  Shared Dispositive Power
                                          15,666,666 shares of Common Stock

11 Aggregate Amount Beneficially Owned by Each Reporting Person 15,666,666 shares of Common Stock

12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     __

13    Percent of Class Represented by Amount in Row (11)
      60% based on the number of shares of Common Stock outstanding on August 13, 1999

14    Type of Reporting Person (See Instructions)
      OO

                                                            Page 4 of 62 Pages

                                 SCHEDULE 13D


CUSIP No. 40443E100

1 Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).

    LF Strategic Realty Investors L.P.

2   Check the Appropriate Box If a Member of a Group                  (a) |_|
    (See Instructions)                                                (b) |X|

3   SEC Use Only

4   Source of Funds (See Instructions)

                                      AF, OO

5   Check If Disclosure of Legal Proceedings Is Required
    Pursuant to Items 2(d) or 2(e)                                          ___

6   Citizenship or Place of Organization
                                                 Delaware

         Number of Shares             7   Sole Voting Power
    Beneficially Owned by Each            0 shares of Common Stock
       Reporting Person with
                                      8   Shared Voting Power
                                          15,666,666 shares of Common Stock

                                      9   Sole Dispositive Power
                                          0 shares of Common Stock

                                      10  Shared Dispositive Power
                                          15,666,666 shares of Common Stock

11 Aggregate Amount Beneficially Owned by Each Reporting Person 15,666,666 shares of Common Stock

12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     __

13    Percent of Class Represented by Amount in Row (11)
      60% based on the number of shares of Common Stock outstanding on August 13, 1999

14    Type of Reporting Person (See Instructions)
      PN

                                                            Page 5 of 62 Pages

                                               SCHEDULE 13D


CUSIP No. 40443E100

1 Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).

    Lazard Freres Real Estate Investors L.L.C.

2   Check the Appropriate Box If a Member of a Group                  (a) |_|
    (See Instructions)                                                (b) |X|

3   SEC Use Only

4   Source of Funds (See Instructions)

                                      AF, OO

5   Check If Disclosure of Legal Proceedings Is Required
    Pursuant to Items 2(d) or 2(e)                                          ___

6   Citizenship or Place of Organization
                                                 New York

         Number of Shares             7   Sole Voting Power
    Beneficially Owned by Each            0 shares of Common Stock
       Reporting Person with
                                      8   Shared Voting Power
                                          15,666,666 shares of Common Stock 1

                                      9   Sole Dispositive Power
                                          0 shares of Common Stock

                                      10  Shared Dispositive Power
                                          15,666,666 shares of Common Stock 1

11 Aggregate Amount Beneficially Owned by Each Reporting Person 15,666,666 shares of Common Stock 1

12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     __

13    Percent of Class Represented by Amount in Row (11)
      60% based on the number of shares of Common Stock outstanding on August 13, 1999

14    Type of Reporting Person (See Instructions)

      OO

-------------
    1 Lazard Freres Real Estate Investors L.L.C. disclaims beneficial ownership of any of the shares of Common Stock reported in this Schedule 13D.

                                                            Page 6 of 62 Pages

          This Amendment No. 10 is filed by Prometheus Western Retail, LLC, a Delaware limited liability company ("Prometheus"), Prometheus Western Retail Trust, a Maryland real estate investment trust ("Trust"), LF Strategic Realty Investors L.P., a Delaware limited partnership ("LF Realty"), and Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI", and together with Prometheus, Trust and LF Realty, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D dated June 10, 1997, as amended, filed by Prometheus and LF Realty (as amended, the "Initial Schedule 13D").

          As previously reported in the Initial Schedule 13D, pursuant to a Stock Purchase Agreement dated as of June 1, 1997, by and among Prometheus, LF Realty and Center Trust, Inc. ("Center Trust") (formerly Center Trust Retail Properties, Inc., formerly Alexander Haagen Properties, Inc.), subject to the terms and conditions thereof, Prometheus agreed to purchase and Center Trust agreed to sell 15,666,666 shares of common stock, par value $.01 per share, of Center Trust (the "Common Stock"). The Initial Schedule 13D is amended as follows:

Item 2.   Identity and Background.

          (a), (b), (c) and (f). The name, business address and principal occupation or employment of the executive officers of Trust and LFREI are set forth on Schedule I hereto and incorporated by reference herein. LFREI is a New York limited liability company. Each person noted on such Schedule I is a citizen of the United States other than Douglas N. Wells, who is a Canadian citizen. Prometheus and LF Realty have no officers.

          (d) and (e). To the best knowledge of the Reporting Persons, during the last five years none of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          On May 19, 1999, Prometheus utilized approximately $33,903,480 in proceeds from its facility with Merrill Lynch International and Merrill Lynch International Bank Limited (the "Borrowing") pursuant to the terms of a letter agreement and terms sheet dated as of May 27, 1998, as amended on June 30, 1999 (the "Facility") to fund the purchase of 2,260,232 additional shares of Common Stock at a price of $15 per share in accordance with the terms of the Stock Purchase Agreement. The interest rate payable by Prometheus with respect to the Borrowing is a floating annual rate equal to 1.75% per annum above the London Interbank Offered Rate as determined by Merrill Lynch International Bank Limited. Prometheus pays accrued and unpaid interest on the Borrowing monthly in arrears. According to the terms of an agreement that extended the maturity date of the Borrowing, the principal amount of and any accrued and unpaid interest on the Borrowing must be repaid in full not later than September 30, 1999. The Borrowing is secured by approximately 13,406,434 shares of the Common Stock owned

                                                            Page 7 of 62 Pages

by Prometheus and is guaranteed by Trust and LF Realty pursuant to Guarantees executed at the same time as the Facility (the "Guarantees").

          The foregoing discussion of the Facility, the amendment thereto, and the Guarantees is qualified in its entirety by the full text of such agreements, copies of which are attached hereto as Exhibits 7, 9, 10, 11, 12 and 13, respectively, and are incorporated by reference herein. See also Item 6.

Item 5.   Interest in Securities of the Issuer.

          (a). As of the date of this Amendment, Prometheus, Trust and LF Realty have beneficial ownership of 15,666,666 shares of Common Stock. Such shares represent 60% of the issued and outstanding shares of the Company, as of August 13, 1999. LFREI disclaims beneficial ownership of any of the shares of Common Stock reported in this Schedule 13D.

          (b). Prometheus, Trust, LF Realty and LFREI have shared voting and shared dispositive power with respect to 15,666,666 shares of Common Stock, subject to the terms of the Stockholders Agreement.

          (c). On May 19, 1999, in a Subsequent Closing made pursuant to the Stock Purchase Agreement, Prometheus purchased an additional 2,260,232 shares of Common Stock at a price of $15 per share.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          At the same time that Prometheus obtained the Facility, Prometheus also entered into a Custodian Agreement with MLI (the "Custodian Agreement"). Pursuant to the terms of the Custodian Agreement and as contemplated by the Facility, MLI set up a collateral account (the "Collateral Account") to hold shares of Common Stock purchased by Prometheus. There are currently 13,406,434 shares of Common Stock in the Collateral Account. Under the terms of the Custodian Agreement, MLI collects, on behalf and for the account of Prometheus, all income and other payments and distributions in respect of the shares of Common Stock deposited with MLI. In addition, upon the receipt of specific instructions from Prometheus, MLI may exercise voting rights with respect to or sell the shares of Common Stock deposited with MLI. MLI has a general lien on all shares of Common Stock held by it as security for the obligations of Prometheus under the Custodian Agreement for amounts becoming due or owing for safekeeping and administration. If Prometheus fails to discharge any of its obligations under the Custodian Agreement when due, MLI is entitled to sell the Common Stock held by it and apply the proceeds of such sale towards the discharge of such obligations.

          Pursuant to the terms of the Facility, Prometheus has pledged in favor of MLI, for itself and as trustee for MLIB, all of Prometheus's right, title and interest in and to the shares of Common Stock held in the Collateral Account, any other shares of Common Stock acceptable to MLI, and all dividends, distributions and interest on and other proceeds of such Common Stock. During the term of the Facility and until Prometheus's obligations under the Facility have been paid in full (i) none of the monies from time to time standing to the credit of the Collateral Account may be withdrawn,

                                                            Page 8 of 62 Pages

assigned or otherwise disposed of or encumbered except with MLI's prior written consent or as otherwise specifically provided in the Facility and (ii) Prometheus may not create or have outstanding any call option, pledge, assignment, transfer, hypothecation, mortgage, charge, encumbrance, security interest or lien on or affecting any of the shares of Common Stock credited to the Collateral Account except with MLI's prior written consent or as contemplated by the Facility or the Custodian Agreement. The Facility also provides that where MLI wishes to use shares of Common Stock held as collateral for any purpose, such shares of Common Stock shall be simultaneously released from the security created pursuant to the Facility and the full legal and beneficial right, title and interest in and to such shares shall be transferred to MLI.

          All references to the Custodian Agreement, the Facility and the amendments thereto are qualified in their entirety by the full text of such agreements, copies of which are attached hereto as Exhibits 7, 8, 11, 12 and 13, respectively, and are incorporated by reference herein. See also Item 3.

Item 7.   Materials to be Filed as Exhibits.

          Exhibit 7  --  Letter and Terms Sheet Agreement dated as of May 27,
                         1998 between Merrill Lynch International, Merrill Lynch International Bank and Prometheus Western Retail, LLC.

          Exhibit 8 --   Custodian Agreement dated as of May 27, 1998
                         between Merrill Lynch International and Prometheus
                         Western Retail, LLC.

          Exhibit 9  --  Guarantee of LF Strategic Realty Investors to Merrill
                         Lynch International.

          Exhibit 10 --  Guarantee of Prometheus Western Retail Trust to Merrill
                         Lynch International.

          Exhibit 11 --  Letter dated June 30, 1999 from Merrill Lynch
                         International extending the termination date of the Letter Agreement and related Terms Sheet dated as of May 27, 1998.

          Exhibit 12 -- Letter dated August 31, 1999 from Merrill Lynch
                        International extending the termination date of the Letter Agreement and related Terms Sheet dated as of May 27, 1998.

          Exhibit 13 -- Letter dated September 15, 1999 from Merrill
                        Lynch International extending the termination date of the Letter Agreement and related Terms Sheet dated as of May 27, 1998.

                                                            Page 9 of 62 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 27, 1999

                                          PROMETHEUS WESTERN RETAIL, LLC,

                                            by Prometheus Western Retail Trust,
                                               its managing member,

                                               by  /s/ John A. Moore
                                                 Name:  John A. Moore
                                                 Title:  Chief Financial Officer

                                           PROMETHEUS WESTERN RETAIL TRUST,

                                             by /s/ John A. Moore
                                                Name:   John A. Moore
                                                Title:  Chief Financial Officer

                                            LF STRATEGIC REALTY INVESTORS L.P.

                                            by Lazard Freres Real Estate
                                               Investors L.L.C., its general
                                               partner,

                                                 by /s/ John A. Moore
                                                    Name:  John A. Mooree:
                                                    Title: Principal and Chief
                                                           Financial Officer

                                      LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

                                             by  /s/ John A. Moore
                                                 Name:  John A. Moore
                                                 Title:  Chief Financial Officer

                                                           Page 10 of 62 Pages

                               INDEX TO EXHIBITS

     Exhibit No.                       Description                       Page

         7                  Letter Agreement and Terms                    13
                            Sheet dated as of May 27,
                            1998 among Merrill Lynch
                            International, Merrill Lynch
                            International Bank and
                            Prometheus Western Retail,
                            LLC.

         8                  Custodian Agreement dated                     41
                            as of May 27, 1998 between Merrill Lynch
                            International and Prometheus Western
                            Retail, LLC.

         9                  Guarantee of LF Strategic                     49
                            Realty Investors to Merrill
                            Lynch International.

         10                 Guarantee of Prometheus                       55
                            Western Retail Trust to
                            Merrill Lynch International.

         11                 Letter dated June 30, 1999                    60
                            from Merrill Lynch
                            International extending the
                            termination date of the Letter
                            Agreement and related
                            Terms Sheet dated as of
                            May 27, 1998.

         12                 Letter dated August 31, 1999                  61
                            from Merrill Lynch
                            International extending the
                            termination date of the Letter
                            Agreement and related
                            Terms Sheet dated as of
                            May 27, 1998

          13                Letter dated September 15,                    62
                            1999 from Merrill Lynch
                            International extending the
                            termination date of the Letter
                            Agreement and related
                            Terms Sheet dated as of
                            May 27, 1998.

                                                           Page 11 of 62 Pages
                                                                    SCHEDULE I

          The following is a list of the principals and executive officers of Trust and LFREI on the date hereof, setting forthe the present and principal occupation for each such person and the corporation or other organization in which such employment is conducted. The office is held by each executive officer at Trust is also listed. The business address of each such person is 30 Rockefeller Plaza, New York, NY 10020.


                                    TRUST

Name                      Office                Present and Principal Occupation

Matthew J. Lustig        President of Trust.    Managing Director of Lazard
                                                Freres & Co. LLC; Head of Real
                                                Estate Investment Banking Group
                                                at Lazard Freres & Co. LLC.

Mark S. Ticotin          Vice President of      Chief Operating Officer of
                         Trust.                 LFREI.

John A. Moore            Vice President and     Principal and Chief Financial
                         Chief Financial        Officer of LFREI.
                         Officer of Trust.

Majorie L. Reifenberg    Secretary of Trust.    Principal, General Counsel and
                                                Secretary of LFREI.

Anthony E. Meyer         Vice President of      Principal of LFREI.
                         Trust.

Henry C. Herms           Treasurer of Trust.    Controller of LFREI.

                                                           Page 11 of 62 Pages


                                    LFREI


Name                                    Present and Principal Occupation

Robert C. Larson 1                      Managing Director of Lazard Freres &
                                        Co. LLC and Chairman of LFREI.

Michael G. Medzigian 1                  Managing Director of Lazard Freres &
                                        Co. LLC and Chief Executive Officer of
                                        LFREI.

Mark S. Ticotin                         Chief Operating Officer of LFREI.

John A. Moore                           Principal and Chief Financial Officer
                                        of LFREI.

Marjorie L. Reifenberg                  Principal, General Counsel and
                                        Secretary of LFREI.

Anthony E. Meyer                        Principal of LFREI.

Klaus P. Kretschmann                    Principal of LFREI.

Douglas T. Healy                        Principal of LFREI.

Douglas N. Wells                        Vice President of LFREI.

Paul A. Froning                         Vice President of LFREI.

Ellery W. Roberts                       Vice President of LFREI.

Gregory L. Weinberger                   Vice President of LFREI.

Henry C. Herms                          Controller of LFREI.



_________________________

   1 Neither Robert C. Larson nor Michael G. Medzigian was a principal or an executive officer of LFREI on the date of the event that requires filing of this Statement on Schedule 13D. On the date of the event that requires filing of this Statement on Schedule 13D Matthew J. Lustig was Chief Executive Officer of LFREI.

                                                           Page 13 of 62 Pages

                                                                     EXHIBIT 7

                                                     Merrill Lynch International

                                                            20 Farringdon Road
                                                                  P.O. Box 293
                                                               London EC1M 3NH
                                                      Telephone: 0171-772 1000
                                                                Telex: 9413941
                                                       Fax: 0171-772 2917/2980

Merrill Lynch

May 27,1998

Prometheus Western Retail LLC
c/o Lazard Freres
30 Rockefeller Plaza
63rd Floor
New York, NY 10020
USA

Dear Sirs,

We write to set out the terms and conditions on which Merrill Lynch International ("MLI") and Merrill Lynch International Bank Limited ("MLIB") offer revolving facilities (the "Facilities") to Prometheus Western Retail LLC (the "Borrower") under which until further notice from MLI:-

(A) MLI makes available a credit facility, under which MLI is prepared to consider making to the Borrower cash advances (each such advance to "Advance") up to a maximum principal amount of US$65,000,000 or equivalent in other currencies at any one time outstanding

(B) Advances will be secured initially by at least 6,700,000 shares of Alexander Haagen Properties (ACH) - increasing to approximately 10,700,000 shares by June 30th 1998. (the "Collateral")

(C) New and incremental Advances will not exceed 45% of the market value of the collateral (i.e. initial and maintenance margin requirement of 55%).

(D)   The facility shall terminate on December 31st 1998.

(E) MLI makes available such other facilities as MLI and the Borrower may from time to time agree all on the security of, among other things, the collateral provided by the Borrower as set out in the Terms Sheet referred to below.

The spread tor the purposes of the Facilities shall be 1.75% per annum.

                                                           Page 14 of 62 Pages

The Facilities are subject to the terms and conditions set out in the attached Terms Sheet, and by its execution of the enclosed copy of this letter, the Borrower acknowledges receipt of the Terms Sheet and agrees to the terms and conditions set out in it.









                                           Registered in England (No. 2312079)
                       Registered Office: 25 Ropemaker Street, London EC2Y 9LY
                     A Subsidiary of Merrill Lynch & Co. Inc., Delaware, U.S.A.

                     Regulated by The Securities and Futures Authority Limited

                                           Member of the London Stock Exchange

                                                           Page 15 of 62 Pages


                          MERRILL LYNCH INTERNATIONAL

                                  TERMS SHEET

1        Definitions
         In this Agreement:

         "Base Rate" means the floating annual rate equal to the rate of interest as quoted to MLI determined by MLIB to be its base rate, being calculated by reference to a weighted average of rates on the second Business Day before the first Business Day of each week at which MLIB offers deposits in the relevant currency in the London inter-bank market for terms of one night, one week and one month, or if at any time such base rate does not accurately reflect the cost to MLI of funding the relevant Advance or other amount, the floating annual rate certified by MLI to be equal to its cost of funding at the relevant time (Base Rate to change when and as the applicable floating annual rate changes)

         "Business Day" means a day on which (1) Dollar deposits may be dealt in on the London inter-bank market, (2) if the context so requires, deposits in any other relevant currency may be dealt in on the London inter-bank market, (3) banks are open in London and New York City and, if the context so requires, the principal financial center of the country of each other relevant currency (or, in relation to ECU, those banks which operate a clearing system in ECU will clear payments in ECU through that clearing system), and (4) if the context so requires, the exchange or settlement system through which Securities are to be loaned, transferred or redelivered or Equivalent Securities are to be returned is open to settle such transfer

         "Collateral" means all Securities, including any certificates and documents of or evidencing title to the same (and the claim represented thereby) and cash balances (and the debt represented thereby) in or credited to the Collateral Account all right, title and interest in and to which are, to the satisfaction of MLI subject to the security created by or pursuant to this Agreement

         "Collateral Account" means the one or more accounts, having such designations as MLI may determine, opened or to be opened by MLI pursuant to, or used for the purposes of, the Facilities for the Borrower with the Custodian or any other person (including MLIB or any other member of the Merrill Lynch Group) chosen by MLI in respect of Collateral, all such Collateral Accounts to be maintained under the complete discretion of MLI

         "Custodian" means MLI in its capacity as such under the Custodian Agreement

         "Custodian Agreement" means the Custodian Agreement between MLI and the Borrower, as amended from time to time

         "Dollar(s)" and "$" means lawful currency of the United States of America

         "ECU" means European Currency Units, being units of account for the time being used in the European Monetary System

Page 16 of 62 Pages


          "Equivalent Securities" or "Securities equivalent to" means securities of an identical type, nominal value, description and amount to particular Securities the subject of a Securities Loan or, as the case may be, a utilisation under Clause 13 (including any certificates and other documents of or evidencing title to the same). If and to the extent that such Securities are partly paid and a call is made or have been converted, subdivided, consolidated, redeemed, made the subject of a takeover, merger, capitalization issue, rights issue or similar, the Equivalent Securities shall be as accordingly determined by MLI

          "Hedging Contract" means any contract entered into by the Borrower and designated as such by the Borrower and MLI by exchange of letters substantially in the form set out in Schedule 1

          "Letter" means the cover letter to, and forming part of, this Agreement

          "Merrill Lynch Group" means Merrill Lynch & Co., Inc. together with any company (whether now existing or hereafter formed) of which Merrill Lynch & Co., Inc. is or becomes a Subsidiary and all companies (whether now existing or hereafter formed or acquired) which are Subsidiaries of Merrill Lynch & Co., Inc. or any such company including, but not limited to, Merrill Lynch, Pierce, Fenner
          & Smith Incorporated, and any partnership, association, firm or other organisation (whether now existing or hereafter formed or acquired) which is owned or controlled (whether directly or indirectly and whether by the ownership of share capital, possession of voting power, contract or otherwise) by Merrill Lynch & Co., Inc. and/or any such company and/or one or more of their Subsidiaries including, but not limited to, Merrill Lynch International & Co.

          "Secured Liabilities" means all the Borrower's liabilities under or in connection with this Agreement, including any Advances, Securities Loans, FX Transactions and Guarantees (including amounts payable under Clause 5.2)

          "Securities" includes all investments, as defined in the Financial Services Act 1986 (as amended or re-enacted from time to time) and physical commodities (or any certificates or documents of or evidencing title to any of the same), in each case acceptable to MLI

          "Subsidiary" means at any time, in relation to a company, any other company which is directly or indirectly controlled, or more than 50% of whose issued or outstanding shares or stock having general voting power in ordinary circumstances is beneficially owned directly or indirectly, by that first company.

          In this Terms Sheet, references to the "Agreement" or "this Agreement" mean and include (1) the Letter, (2) this Terms Sheet,
          (3) all letters (if any) exchanged in respect of Hedging Contracts and (4) all confirmations (if any), all as amended and supplemented from time to time, and it is acknowledged and agreed that all Advances and Securities Loans are made, all FX Transactions are entered into, and all Guarantees are issued, in reliance on the fact that this Agreement forms a single agreement between the parties, and that the parties would not otherwise make or do any of the foregoing.

          Headings shall be ignored in construing this Agreement.

                                                           Page 17 of 62 Pages


2        Credit Facility

2.1 Drawdown: Without prejudice to (A) any other requirements of MLI in relation to any Advance, and (B) MLI's right to refuse to make an Advance in its absolute discretion, Advances will be made as follows:

          2.1.1 the Borrower may give to MLI notice satisfactory to MLI not later than 2 p.m. (London time) on the first (in the case of a Dollar Advance) or (in any other case) third Business Day before the proposed date (which must itself be a Business Day) of the relevant Advance requesting the Advance of all or part of the unused portion of the Facilities or

          2.1.2 the Borrower hereby requests and authorises MLI to make Advances (without any further request by the Borrower) for the purposes of financing the payment by the Custodian on behalf of the Borrower pursuant to the Custodian Agreement for Securities purchased by the Borrower, to reimburse MLI or, as the case may be, MLIB in accordance with Clause 5.2 for any payment which has been made by it pursuant to a Guarantee, and for such other purposes as may be agreed by the Borrower and MLI from time to time.

         For this purpose, the unused portion of the Facilities at any date is the amount specified in paragraph (A) of the Letter less the aggregate Dollar equivalent (as determined by MLI as at that date) of all outstanding Advances.

2.2 Repayment: The Borrower may, if it gives MLI not less than one Business Day's notice (in the case of a Dollar Advance) or (in any other case) three Business Days' notice (which shall be irrevocable) repay any Advance at any time, except that any Advance which has a fixed Interest Period shall be repaid (and shall, subject as otherwise provided in this Agreement, only be repaid) on the last day of that fixed Interest Period. Any such repayment must be accompanied by interest accrued on the amount repaid.

         In addition, the Borrower hereby requests and authorises MLI to apply funds made available to it by the Custodian pursuant to the Custodian Agreement in or towards repayment of any Advances (or any other amount debited to the Collateral Account) in the same currency. Funds so received which cannot be so applied will be credited to the Collateral Account.

2.3 Interest: Interest shall be calculated on the outstanding principal amount from time of each Advance at the rate per annum equal to the sum of the Spread specified in the Letter and Base Rate. The Borrower shall pay the unpaid interest accrued on each Advance monthly in arrears in the currency in which the relevant Advance is denominated.

         However, if MLI and the Borrower so agree in relation to an Advance, that Advance shall have a fixed Interest Period (and shall be repaid accordingly) and shall bear interest at the rate agreed between MLI and the Borrower for such Advance. The Borrower shall pay the unpaid interest accrued on any such Advance in arrears on

                                                           Page 18 of 62 Pages


          the last day of the Interest Period for which it was made and in the currency in which the relevant Advance is denominated.

3         Securities Lending Facility

3.1 Making: MLI shall be entitled but not bound to act on the request of the Borrower to make a Securities Loan to the Borrower.

          A Securities Loan shall be effected by MLI delivering or crediting the relevant Securities in accordance with the Borrower's instructions, together with any appropriate instruments of transfer or the like.

3.2 Return: The Borrower shall return Securities equivalent to the Securities the subject of a Securities Loan by delivering or crediting those Equivalent Securities in accordance with MLI's instructions:

         3.2.1 in accordance with the terms of the request for that Securities Loan or

         3.2.2 if earlier, upon notice from MLI of not less than the standard settlement time for those Equivalent Securities according to the exchange or settlement system through which the Securities the subject of the relevant Securities Loan were originally delivered.

         All returns of Equivalent Securities must be made together with any appropriate instruments of transfer or the like, and so that all right, title and interest in and to those Equivalent Securities shall vest in MLI, free from all liens, charges and encumbrances.

3.3 Interest and Dividends: Where a Securities Loan is outstanding over an income payment date or a record date for the relevant Securities, the Borrower shall, on the date of the payment or distribution of any interest, dividend or other distribution of any kind whatsoever (each a "Distribution") on or with respect to any Securities the subject of a Securities Loan, or on such other date as MLI and the Borrower may from time to time agree (the "Relevant Payment Date") pay and deliver a sum of money or property equivalent to the same (with any such endorsements or assignments as shall be customary and appropriate to effect the delivery) to MLI, irrespective of whether the Borrower received the same. In the case of any Distribution comprising a payment, unless agreed otherwise:

         3.3.1 where and to the extent that MLI has funded a Securities Loan with Securities borrowed by MLI under a securities loan from a third party, the Borrower shall pay such amount and deliver such tax vouchers as may be relevant and appropriate so as to enable MLI (out of those payments/tax vouchers paid/delivered by the Borrower under this Clause 3.3) to meet its own obligations to pay amounts and/or deliver tax vouchers to the third party in respect of those same Distributions under the securities loan from the third party to MLI, and after taking account of all taxes of whatever nature arising in connection with either the payments from the Borrower to MLI under this Clause 3.3 or the payments from MLI to the third party and

                                                           Page 19 of 62 Pages


         3.3.2 where and to the extent MLI has funded a Securities Loan with Securities from MLI's own books, the Borrower shall pay to MLI such amount and deliver such tax vouchers as may be relevant and appropriate as shall ensure that MLI is placed in the same after tax position (including for these purposes and for the avoidance of doubt any taxation arising under paragraph 4(3) of
               Schedule 23A of the Income and Corporation Taxes Act 1988 and associated provisions concerning manufactured payments, but ignoring any taxation by reference to MLI's general profits) as if MLI had been the Holder of the relevant Securities at all relevant times. For the purposes of this Clause 3.3.2 "Holder" in relation to registered securities means the person whose name or whose nominee is shown on the relevant register of ownership and in relation to bearer Securities means the bearer thereof.

3.4 Fees: The Borrower shall pay such fees in respect of Securities Loans as shall be agreed with MLI from time to time. Such fees shall be payable monthly in arrears.

3.5 Title: Notwithstanding the use of expressions such as "Securities Loan", "Borrower", "loan", "loaned", "borrowed", "return" and "returned" which are used in relation to Securities Loans to reflect market terminology, title to Securities the subject of a Securities Loan shall pass to the Borrower, and the Borrower shall be obliged to return Equivalent Securities.

3.6 Rights and Remedies: It is agreed in relation to legal proceedings that neither party will seek specific performance of the other's obligation to deliver, redeliver, credit or return Securities or Equivalent Securities, but without prejudice to any other rights it may have.

4        Foreign Exchange Facility

4.1 Entry Into: MLIB shall be entitled but not bound to act on the request of the Borrower to enter into an FX Transaction.

4.2 Payments: MLIB and the Borrower shall each make each payment to be made by it in accordance with the terms of each FX Transaction, but subject to the other provisions of this Agreement. Each amount payable by MLIB shall be paid by it direct into the Collateral Account.

5        Guarantee Facilities

5.1 Issue: Either MLI or MLIB (in this Clause 5 and Clause 7 and in relation to a Guarantee provided by it, each an "Issuer") shall be entitled but not bound to act on the request of the Borrower to provide a Guarantee.

5.2      Indemnity:  The Borrower hereby unconditionally and irrevocably:

          5.2.1 agrees on demand to indemnify the Issuer of any Guarantee from and against any and all actions, proceedings, costs, claims, demands, damages, expenses, losses, charges and liabilities which may be brought, made or

          Page 20 of 62 Pages



          preferred against the Issuer or which the Issuer may suffer, incur or sustain in relation to or arising out of its providing any Guarantee (including (A) any payment(s) which may be payable by or claimed or demanded from the Issuer pursuant to a Guarantee, and (B) any taxes required to be paid by the Issuer on account of which it makes any deduction or withholding from any such payment) together with interest on all such amounts from the date(s) on which the same are incurred by the Issuer in accordance with Clause 8.2

         5.2.2 authorises the Issuer to rely without further enquiry on documents presented under any Guarantee which appear on their face to be in compliance with the terms and conditions of that Guarantee (for which purpose the Issuer shall apply the same standards and have the same protections as set out in the Uniform Customs and Practice for Documentary Credits (1993 Revision, ICC Publication No. 500 or its subsequent revisions)) and on first claim or demand to make any payment which may or may appear to be claimed or demanded from the Issuer in relation to or arising out of any Guarantee without requiring or obtaining any evidence or proof that the amount claimed or demanded is due and payable and without any notice or reference to or the agreement of or further authority from the Borrower and

         5.2.3 agrees that any payment which the Issuer shall make in accordance or purported accordance with a Guarantee shall be binding on the Borrower and shall be accepted by the Borrower as conclusive evidence of the Issuer's liability to make such payment.

5.3 Fees: The Borrower shall pay to the Issuer of any Guarantee such fees in respect thereof and at such times as shall be agreed with the Issuer from time to time.

6        Security

6.1      Charging Provisions:

         6.1.1 The Borrower, as continuing security for the due payment of the Secured Liabilities and with full title guarantee, hereby
               (A) pledges and charges by way of first fixed legal mortgage (in priority to all other security whatsoever, whether fixed or floating) in favour of MLI for itself and as trustee for MLIB all the Borrower's right, title and interest in and to all Securities and all related documents from time to time held by or for the account or to the order of MLI (whether in its capacity as Custodian under the Custodian Agreement or otherwise) or in or credited to the Collateral Account and the claims represented thereby (together, the "Charged Securities") and (B) pledges and charges in favour of MLI for itself and as trustee for MLIB all the Borrower's right, title and interest in and to all monies, debts, claims, Securities and other property whatsoever from time to time deposited with or held by or for the account or to the order of or owed or owing by MLI, MLIB and/or any other member of the Merrill Lynch Group, in whatever capacity. The security created by or pursuant to this Agreement shall affect and include all dividends, distributions and interest on and other proceeds of the Charged Securities or other property hereby pledged or charged, whether

                                                           Page 21 of 62 Pages


               capital or income, and all property distributed, paid, accruing or offered at any time on, to, in respect of or in substitution for, any of the Charged Securities or other property hereby pledged or charged, and all of the foregoing which relate to the Charged Securities shall be promptly paid or delivered to MLI for credit to the Collateral Account

         6.1.2 The Borrower, as continuing security for the due payment of the Secured Liabilities and with full title guarantee, hereby charges by way of first fixed legal mortgage (in priority to all other security whatsoever, whether fixed or floating) in favour of MLI for itself and as trustee for MLIB all monies (and all the Borrower's right, title and interest in and to such monies and the debt represented thereby) from time to time standing to the credit of the Collateral Account, in whatever currency, and including any interest accrued or accruing thereon

         6.1.3 The Borrower, as continuing security for the due payment of the Secured Liabilities and with full title guarantee, hereby assigns absolutely to MLI for itself and as trustee for MLIB all its rights and benefits under or in connection with the Custodian Agreement, the FX Transactions, utilisations of Securities under Clause 13 and the Hedging Contracts, including in particular all monies paid or payable in respect thereof, in the case of FX Transactions whether in accordance with Clause
               4.2 or 7 or otherwise, all securities delivered or deliverable in respect thereof, and all other rights or benefits thereunder or in connection therewith (together, the "Charged Rights"). Provided that, upon receipt from the Borrower of a request made after termination of the Facilities and subject to the Secured Liabilities having been duly and properly paid in full, MLI shall at the expense of the Borrower re-assign to the Borrower so much (if any) of the Charged Rights as then remains

         6.1.4 None of the monies from time to time standing to the credit of the Collateral Account (nor the Borrower's right, title and interest in and to such monies) shall, during the continuance of the Facilities and until the Secured Liabilities have been duly and properly paid in full, be capable of being withdrawn, assigned or otherwise disposed of or encumbered except with MLI's prior written consent or as otherwise specifically provided in this Agreement. Any such consent of MLI (and any payment whether with or without such consent) shall operate as a release of the relevant monies and the provisions of this Agreement shall continue to apply to the Collateral Account and the monies from time to time standing to the credit thereof.

         6.1.5 The Borrower hereby undertakes to MLI for itself and as trustee for MLIB that, at all times during the continuance of the Facility and until the Secured Liabilities have been properly and duly paid in full:

               (i) it will on demand duly pay any calls, subscription monies and/or other monies payable on or in respect of any of the Charged Securities and will perform all obligations undertaken by it under or in connection with Hedging Contracts in accordance with their terms. If it does not do so, MLI may (but shall not be obliged to) do

                                                           Page 22 of 62 Pages


                    so and, if MLI does so, the Borrower shall on demand indemnify MLI against such payment or performance and

               (ii) it will not (nor will it agree, conditionally or
                    unconditionally, to) create or have outstanding any call option, pledge, assignment, transfer, hypothecation, mortgage, charge, encumbrance, security interest or lien on or affecting any of the Charged Securities (except as contemplated by this Agreement or the Custodian Agreement or with MLI's prior written consent).

               MLI and MLIB each acknowledge that the Borrower may request consent to options, assignments and transfers (including agreements therefor) on or of Charged Securities in the normal course of its trading operations and MLI will consider any such request in good faith.

         6.1.6 Without prejudice to 6.1.4 above or Clause 11.2, each of MLI and MLIB is authorised to debit the Secured Liabilities to any account of the Borrower with MLI and MLI is authorised to combine or consolidate such account with the Collateral Account and/or set off, transfer or apply any monies standing to the credit of the Collateral Account in or towards satisfaction of any of the Secured Liabilities.

         6.1.7 The security created by or pursuant to this Agreement shall be a continuing security notwithstanding any intermediate payment or settlement of account and, without prejudice to the generality of the foregoing, shall continue in full force and effect until MLI executes a formal release of such security, which it may do in whole or from time to time in part, and any withdrawal or other disposal of any of the property subject to the security created by or pursuant to this Agreement shall operate as a release of such property, and the provisions of this Agreement shall continue to apply to the remainder thereof. The security created by or pursuant to this Agreement shall be in addition to and shall not prejudice any other security, guarantee, indemnity, right or remedy of whatever nature which MLI and/or MLIB may now or at any time have in respect of any of the Secured Liabilities.

6.2 Further Assurance: The Borrower, at its own expense, will execute or cause to be executed all such documents, and will do or cause to be done all such things, which are reasonably requested by MLI (1) to enable MLI for itself and as trustee for MLIB to enjoy, exercise or enforce its rights as a secured party under the Facilities and (2) to evidence, and to establish and maintain the perfection and first priority of, MLI's security interest in the Charged Securities, the Collateral Account (and the monies for the time being standing to the credit thereof and the debt represented thereby) and the Charged Rights and the perfection of MLI's security interest in the other property hereby pledged or charged. Without limiting the generality of the foregoing the Borrower, at its own expense, will execute and give or file, or both, all notices and documents (including, but not limited to, notice of the security created by or pursuant to this Agreement) in such manner, to such persons and at such places as may be reasonably requested by MLI to establish and maintain the perfection and, as appropriate, first priority of MLI's said security interest. The Borrower irrevocably and by way of security authorises MLI, if the Borrower does

                                                           Page 23 of 62 Pages



         not do so, to take any step contemplated by this Clause 6.2 (but MLI shall have no obligation to do so).

6.3 MLI's Responsibilities: Except as provided in the Custodian Agreement, MLI shall at all times while any Collateral remains credited to the Collateral Account use reasonable care in connection therewith but shall not thereby be responsible for the value of the Collateral or the other property hereby pledged or charged or, except to the extent otherwise specifically agreed, for the collection or payment of any dividends, distributions, interest or other receipts in respect of Charged Securities, other property hereby pledged or charged or Hedging Contracts or the delivery or receipt of any securities or other property in respect of Hedging Contracts nor to ensure the taking up of any securities, rights, monies or other property distributed, paid, accruing or offered at any time on, to, in respect of or in substitution for any of the Collateral or the other property hereby pledged or charged.

6.4 Value and Margin Calls: The Borrower hereby agrees that it will, immediately upon MLI at any time making a request or delivering to the Borrower (whether under this Agreement or in its capacity as Custodian under the Custodian Agreement) a statement reflecting a shortfall in the margin referred to below, deposit additional Securities acceptable to MLI and/or monies with MLI for the credit of the Collateral Account as MLI may require in order to ensure that the aggregate of the market value of the Charged Securities and the monies standing to the credit of the Collateral Account will at all times exceed by a margin satisfactory to MLI the Secured Liabilities (all as determined by MLI).

6.5 Release: Until such time as an Event of Default as set out in Clause 10 occurs, and without prejudice to any other requirements of MLI, the Borrower may at any time request MLI to release and reconvey to the Borrower (or as it may direct) Charged Securities and/or monies standing to the credit of the Collateral Account and, provided that the margin as aforesaid after any such release or reconveyance would be satisfactory to MLI, MLI will give effect to such request.

7    Cancelation and Repayment

7.1 General: The Borrower will (A) upon not less than 30 days' written notice from MLI at any time or (B) after an Event of Default has occurred on demand of MLI at any time or (C) after MLI has given written notice to the Borrower that it has determined that it is or will become unlawful or contrary to any directive or the like (whether or not having the force of law) of any governmental of other regulatory body or authority for MLI and/or MLIB to carry out all or any of its obligations under or in connection with this Agreement on demand of MLI at any time:

    7.1.1 repay to MLI all or any Advances then outstanding together with accrued interest thereon and any other sum then payable under or in connection with this Agreement and/or

    7.1.2 return to MLI Securities equivalent to all or any Securities the subject of any Securities Loan(s) and/or

                                                           Page 24 of 62 Pages


    7.1.3 close out through MLIB all or any FX Transactions which have not been closed out by entering into a transaction for purchase or sale (as the case may require) equal and opposite to the relevant FX Transaction and having the same value date and otherwise matching the relevant FX Transaction, so as to fix the amount of profit or loss arising to the Borrower from the relevant FX Transaction (and the parties' liabilities shall be adjusted accordingly) and/or

    7.1.4 pay to the Issuer an amount (as conclusively determined by the Issuer) equal to the Issuer's maximum outstanding liability (whether actual or contingent) under all Guarantees provided by it. Without prejudice to Clause 6 or any other provision of this Agreement any amount so received by the Issuer in respect of its liability under Guarantees may be retained by the Issuer for the purpose of payment and/or paid in accordance with the relevant Guarantee

     Upon the making of any such demand under (B) or (C) above the Facilities shall be canceled and, on giving any notice under (A) above, MLI shall have the option to cancel the Facilities by notice to the Borrower (but in each case without prejudice to rights and obligations then existing).

7.2 Securities Loans: If the Borrower fails or is unable to MLI's satisfaction to return any Securities equivalent to the Securities the subject of a Securities Loan in accordance with any notice or demand under 7.1.2 above or on such other date on which in accordance with this Agreement it is obliged to do so, MLI shall have the right on the Borrower's behalf to purchase from such source(s), at such time(s) and at such price(s) as it thinks appropriate Equivalent Securities and the Borrower shall on demand pay in the currency/ies specified by MLI to MLI all amounts (including costs, expenses, commissions and taxes thereon) incurred in connection with such purchase, together with interest on all such amounts from the date(s) on which the same are incurred by MLI in accordance with Clause 8.2. However, if for any reason MLI does not or is unable to exercise such right, upon notice to the Borrower, the Borrower's obligation to return the relevant Equivalent Securities will be automatically replaced by an obligation on the Borrower to pay to MLI an amount in cash equal to the market value of those Equivalent Securities as derived from rates offered by a dealer reasonably chosen by MLI or, if in MLI's reasonable belief that would not produce a commercially reasonable result, the amount it would cost MLI to purchase those Equivalent Securities, together with all costs, expenses, commissions and taxes thereon which would be incurred in connection therewith (such value or, as the case may be, amount and the currency to be as determined by MLI).

7.3 FX Transactions: If the Borrower fails or is unable to MLI's satisfaction to close out any FX Transaction in accordance with any notice or demand under 7.1.3 above (an "Open Transaction"), MLIB shall have the right on the Borrower's behalf to close out all or from time to time any part of that Open Transaction at MLIB's

                                                           Page 25 of 62 Pages


     applicable spot rate of exchange at the relevant time (and the parties' liabilities shall be adjusted accordingly). However, if for any reason MLIB does not or is unable to exercise its right to close out any Open Transaction, upon notice to the Borrower:

    7.3.1 no further payments by MLIB or the Borrower under that Open Transaction shall be required to be made (and the obligations to make any such payments shall be canceled) and

    7.3.2 an amount of compensation (calculated by MLIB in accordance with (i) to (iii) below) shall automatically become immediately due and payable by the Borrower to MLIB (or, subject to the proviso in Clause 11.1, vice versa):

          (i) MLIB shall ascertain in relation to each Open Transaction as to which notice was given to the Borrower in accordance with the preceding paragraph on the date of such notice (the "Calculation Date") the amount (if any) which would fall to be paid to MLIB (expressed as a negative amount) or which would have to be paid by MLIB (expressed as a positive amount) if it were to enter into a transaction in the foreign exchange market at or about 11 a.m. (London time) on that Calculation Date which would have the effect of closing out that Open Transaction.

          (ii) If any such amount is in a currency other than Dollars, it shall be converted into Dollars at the rate of exchange at which, at or about 11 a.m. (London time) on the relevant Calculation Date, MLIB could enter into a transaction on the foreign exchange market to purchase or sell, as appropriate, for delivery on the second Business Day after that Calculation Date (whichever is later) that other currency in exchange for Dollars.

          (iii) MLIB shall then ascertain the difference between:

               (a) the sum of the positive amounts ascertained under (i) (each converted where applicable in accordance with (ii)) and

               (b) the sum of the negative amounts ascertained under (i) (each converted where applicable in accordance with (ii)) together with any costs and expenses arising as a result of the operation of 7.3.1 above.

               If the amount in (b) exceeds the amount in (a) the difference shall be due and payable immediately by the Borrower to MLIB. If the amount in (a) exceeds the amount in (b) the difference shall be paid by MLIB direct into the Collateral Account or, subject to the proviso in Clause 11.1, be due and payable by MLIB to the Borrower,

          It is agreed that the amount of compensation recoverable by a party under this Clause 7.3 is a reasonable pre-estimate of loss in respect of Open Transactions and not a penalty. Such amount is payable for the loss of bargain and, except as otherwise provided in this Agreement, neither MLIB nor the Borrower will be entitled to recover additional damages as a consequence of such loss of bargain.

                                                           Page 26 of 62 Pages


7.4 Margin Call not Required: Any action referred to in this Clause 7 may be taken by MLI and/or MLIB without request for additional Securities or monies by way of margin call.

8    Payments

8.1 Taxes: All sums payable by the Borrower under or in connection with this Agreement shall be paid free and clear of any restrictions or conditions, without set-off or counterclaim, and free and clear of, and (subject as hereinafter provided) without deduction for, any taxes, deductions or withholdings of any nature. If any deduction or withholding on account of any such tax or other amount is required by law to be made from any such sum, the Borrower shall pay in the same manner and at the same time such additional amounts as will result in receipt by MLI or, as the case may be, MLIB, free from any liability in respect of any such deduction or withholding, of such amount as would have been received by it had no such deduction or withholding been required to be made.

8.2 Default Interest: If the Borrower does not pay any sum payable under or in connection with this Agreement when due, it shall pay interest on the amount from time to time outstanding in respect of that overdue sum for the period beginning on its due date and ending on the date of its receipt by MLI or (as appropriate) MLIB (the "payee"), both before and after judgment. Such interest shall be calculated from time to time at the rate per annum equal to the sum of the Spread and the rate certified by the payee as being equal to its cost of funding that overdue sum for such period(s) as the payee may from time to time reasonably select. Such interest shall be payable on demand. All interest payable under this Clause 8.2 which is not paid when due shall be added to the overdue sum and itself bear interest accordingly.

8.3 Non-Business Days: If any payment falls to be made on a day which is not a Business Day, it shall be postponed so as to fall on the next succeeding Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not). Interest shall be adjusted accordingly.

9    Warranties

     The Borrower represents and warrants to and for the benefit of each of MLI and MLIB that:

9.1 the Borrower is duly organised and validly existing under the laws of its jurisdiction of establishment and has the power and authority to own its assets and to conduct the business which it conducts

9.2 its entry into, exercise of its rights and/or performance of or compliance with its obligations under this Agreement do not and will not violate (1) any law to which it is subject, (2) any of its constitutional documents or (3) any agreement to which it is a party or which is binding on it or its assets

                                                           Page 27 of 62 Pages


9.3 it has the power to enter into, exercise its rights and perform and comply with its obligations under this Agreement and has taken all necessary action to authorise the execution, delivery and performance of this Agreement

9.4 it will obtain and maintain in effect and comply with the terms of all necessary consents, registrations and the like of or with any government or other regulatory body or authority applicable to this Agreement

9.5 its obligations under this Agreement are valid, binding and enforceable at law

9.6 it is not in default under any agreement to which it is a party or by which it or its assets is or are bound and no litigation, arbitration or administrative proceedings are current or pending, which default, litigation, arbitration or administrative proceedings are material in the context of this Agreement

9.7 it is not necessary or advisable in order to ensure the validity, effectiveness, performance or enforceability of this Agreement or the perfection of the security created by or pursuant to this Agreement that any document be filed, registered or recorded in any public office or elsewhere

9.8 except by this Agreement and the Custodian Agreement, it has not assigned, transferred or otherwise disposed of the Collateral (or its rights, title and interest to and in the Collateral) or its rights and benefits under or in connection with the Custodian Agreement, the FX Transactions and the Hedging Contracts, either in whole or in part, nor agreed to do so, and will not at any time do so or agree to do so, and it will at all times be the sole beneficial owner of and fully guarantee title to all Collateral and rights and benefits which are now or may at any time hereafter become subject to the security created by or pursuant to this Agreement

9.9 except for the security created by or pursuant to this Agreement and the Custodian Agreement, no mortgage, charge, pledge, lien or other encumbrance or security of any kind exists on or over the Collateral (or its right, title and interest in and to the Collateral) or its rights and benefits under or in connection with the Custodian Agreement, the FX Transactions and the Hedging Contracts, either in whole or in part, nor has it agreed to create any such other security nor will it at any time do so or agree to do so and

9.10 each of the above representations and warranties will be correct and complied with in all respects during the continuance of the Facilities and until all the Secured Liabilities have been duly and properly paid in full, as if repeated then by reference to then existing circumstances.

10   Events of Default

     it shall be an Event of Default if:

10.1 the Borrower does not pay any sum payable under or in connection with this Agreement or any other agreement with MLI, MLIB or any other member of the Merrill Lynch Group on its due date or

                                                           Page 28 of 62 Pages


10.2 the Borrower does not return any Equivalent Securities required to be returned under this Agreement on their due date or

10.3 any representation, warranty or statement by the Borrower in this Agreement or in any document delivered under this Agreement is not complied with or is or proves to have been incorrect in any material respect when made or, if it had been made on any later date by reference to the circumstances then existing, would have been incorrect in any material respect on that later date or

10.4 the Borrower does not comply with its obligations under Clause 6.4 promptly, which may in the circumstances at MLI's discretion be immediately, and in any event not later than MLI's close of business on the next Business Day after the shortfall occurs or

10.5 the Borrower fails duly to perform any one or more of its other obligations under this Agreement or any other agreement with MLI, MLIB or any other member of the Merrill Lynch Group and, other than in the case of Clause 6.4, if, in MLI's opinion, that default is capable of remedy it is not, in MLI's opinion, remedied within 15 days after notice of that default has been given to the Borrower or

10.6 any provision of this Agreement which is material to the interests of MLI and/or MLIB is not (or is claimed by the Borrower not to be) in full force and effect and, other than in the case of Clause 6.4, if, in MLI's opinion, such circumstance is capable of remedy it is not, in MLI's opinion, remedied within 30 days after notice thereof has been given to the Borrower or

10.7 the net assets represented by the Partner's Capital of LF Strategic Realty Investors L.P. (the "Guarantor") is less than the sum of i) $500mm; plus ii) the market value of Collateral or

10.8 MLI reasonably determines by written notice to the Borrower that the security (in whole or in part) created by or pursuant to this Agreement is not in full force and effect or does not have the priority stated herein or

10.9 a distress, attachment, execution or other legal process is levied, enforced or sued out on or against any item of Collateral by any third party or

10.10 a distress, attachment, execution or other legal process is levied, enforced or sued out on or against any other asset of the Borrower and is not discharged or stayed within 7 days and, in MLI's conclusive opinion, such event has or could have a material adverse effect on MLI and/or MLIB or

10.11 any step is taken or legal proceeding started by any person in the bankruptcy or insolvency of the Borrower or for the appointment of a receiver, administrator, trustee or similar of the Borrower or of any or all of the revenues and assets of the Borrower or for the liquidation, winding-up, administration, dissolution or reorganisation of the Borrower or its merger with or into any other person(s) (together "Winding-up") (except on terms approved by MLI before that step is taken) and, in the case of any such step or proceeding taken or started against it, the same
     (1) results in a judgment of bankruptcy or insolvency or the making of any

                                                           Page 29 of 62 Pages


      such appointment or the making of an order for Winding-up, or (2) is not discharged within 60 days or

10.12 any indebtedness of the Borrower in respect of monies borrowed or raised of not less than $500,000 or its equivalent (1) is not paid when due nor within any applicable grace period in any agreement relating to that indebtedness, or (2) becomes due and payable before its normal maturity by reason of a default or event of default, however described or

10.13 the Borrower is insolvent, is unable to pay its debts as they fall due, stops, suspends or threatens to stop or suspend payment of all or a material part of its debts, begins negotiations or takes any proceeding or other step with a view to readjustment, rescheduling or deferral of all of its indebtedness or any part of its indebtedness which it would or might otherwise be unable to pay when due or proposes or makes a general assignment or an arrangement or composition with or for the benefit of creditors or

10.14 any event occurs which under the laws of any relevant jurisdiction has an effect equivalent to any of the events referred to in this Clause 10.

      If any person (the "Guarantor") has provided to MLI and MLIB a guarantee or other performance assurance (the "Performance Assurance Agreement") of the Borrower's obligations under this Agreement and the Custodian Agreement, then it shall also be an Event of Default if any of the events referred to in any of Clauses 10.1, 10.3, 10.5, 10.6 and 10.10 to 10.14 (all inclusive) occurs in relation to the Guarantor (and for this purpose references, however expressed, to "the Borrower" and "this Agreement" respectively shall be deemed to be references to "the Guarantor" and "the Performance Assurance Agreement").

11    Enforcement

      If the Borrower fails or is unable to MLI's satisfaction duly to comply with any demand under Clause 7. 1 (B) or (C), MLI may at any time thereafter:

11.1 without further notice to the Borrower and without prejudice to any other right or remedy, dispose or procure the disposal, by sale or otherwise, of all or from time to time part of the Charged Securities (including any securities or other property delivered or deliverable under Clause 13, any Hedging Contracts or the Custodian Agreement) or other property hereby pledged or charged or otherwise realise or procure the realisation of the same, in such manner and at such price or prices (whether payable or deliverable immediately, on a deferred basis or by instalments) without being responsible for any loss or diminution in price, as it may think fit, close out or liquidate any option, future, long position or short position which the Borrower may have (by sale, purchase or otherwise howsoever), take possession of all or from time to time part of such Charged Securities or other property hereby pledged or charged and proceed forthwith to sell, assign, give options to purchase, contract to sell or otherwise dispose of and deliver such Charged Securities or other property hereby pledged or charged or any part thereof in one or more parts at public or private sale at any exchange, broker's board or at any of MLI's offices or elsewhere at such prices and on such terms as MLI deems appropriate, and exercise

                                                           Page 30 of 62 Pages


     all or any rights conferred by and collect any proceeds of and monies, securities or other property paid or delivered under or otherwise receive and realise the benefits of the Hedging Contracts and the Custodian Agreement, all without demand for performance, advertisement or other notice of any kind, and apply the proceeds thereof and all cash balances in the Collateral Account or otherwise hereby pledged or charged as follows:

     11.1.1 first, in or towards payment of all amounts (including costs, expenses, commissions and taxes) arising as a result thereof

     11.1.2 secondly, in or towards payment and satisfaction of the Secured Liabilities in such order and manner as MLI may determine

     11.1.3 thirdly, in payment of any surplus to the Borrower or other person entitled thereto.

     Provided always that MLI shall not be obliged to apply any part of such proceeds in accordance with sub-clause 11.1.3 and MLIB shall not be obliged to pay any amount of compensation in accordance with Clause 7.3 until all liabilities (including future and contingent liabilities) to, and/or amounts due or owing to, MLI and MLIB under or in connection with this Agreement have been discharged to the satisfaction of each of MLI and MLIB and until after each of them has exercised all set-offs and other rights which it is expressed to be entitled to make or exercise under this Agreement. Until such time such proceeds and compensation shall be held in or credited to the Collateral Account or such other account with MLI as MLI may (in its absolute discretion) decide.

     Upon any disposal of any such Charged Securities or other property hereby pledged or charged or realisation in respect of any Hedging Contracts or the Custodian Agreement made or purported to be made under the provisions of this Clause, a certificate of any officer or employee of MLI that a default has occurred and that the power to do so has become exercisable shall be conclusive evidence of that fact in favour of any purchaser or other person to whom any of such Charged Securities or other property hereby pledged or charged may be transferred under such disposal or, as the case may be, any person liable under or in respect of any such Hedging Contract or the Custodian Agreement and the Borrower agrees to indemnify MLI (on a full indemnity basis) against any claim which may be made against it by such purchaser or person by reason of any defect in title to any such Charged Securities or other property hereby pledged or charged unless such claim has arisen as a result of the negligence or wilful misconduct of MLI.

11.2 in addition to any general lien, right to combine or consolidate accounts, set-off or other similar right to which it may be entitled at law, by contract, or otherwise, each of MLI and MLIB may at any time without notice to the Borrower, debit any liabilities of the Borrower under or in connection with this Agreement to any account of the Borrower with either of them (including without limitation the Collateral Account) and combine or consolidate all or any one or more of the Borrower's then existing accounts (including without limitation the Collateral Account) with, and liabilities of the Borrower to, it and/or set off, transfer or apply any sum(s) standing to the credit of any one or more of the Borrower's accounts with it (including without limitation the Collateral Account) in or towards

                                                           Page 31 of 62 Pages


     satisfaction of any of the liabilities of the Borrower to MLI and/or MLIB, whether present or future, actual or contingent.

11.3 do all such other acts and things as it may consider necessary or desirable in connection with the realisation of the security created by or pursuant to this Agreement.

     Each of MLI and MLIB shall have authority to purchase one currency with another for purposes of this Clause 11.

12   Indemnity

     The Borrower shall on demand indemnify each of MLI and MLIB (in this Clause 12, each an "Indemnified Party") against:

12.1 any funding and any other costs, expenses or liabilities (including loss of profit and including taxes (other than taxes on the overall net income of the Indemnified Party), any stamp duty or similar tax, legal fees and value added tax) sustained or incurred by the Indemnified Party (1) to render this Agreement (including the security created by or pursuant to this Agreement) enforceable and admissible in evidence in the courts referred to in Clause 20; (2) in the administration of this Agreement (including the making of Securities Loans and the return of Equivalent Securities); (3) as a result of the assignment, exercise or performance of any Hedging Contract(s); (4) in protecting or enforcing the Indemnified Party's rights under this Agreement and/or any amendment; (5) as a result of the occurrence or continuance of any Event of Default or default by the Borrower under this Agreement (whether in connection with any act or thing done as set out in Clause 11 or otherwise); or (6) as a result of the receipt or recovery by the Indemnified Party (whether or not as a result of any application in accordance with Clause 2.2) of all or any part of an Advance which has a fixed Interest Period otherwise than on the last day of that fixed Interest Period and

12.2 all costs, expenses and losses sustained or incurred by the Indemnified Party as a result of or in connection with the payment of any amount due under this Agreement, whether as a result of any judgment or order, the winding up or bankruptcy of the Borrower, or otherwise, in a currency other than that due under this Agreement, including any variation between the rate of exchange at which such amount is converted into such currency for the purpose of such judgment or order or otherwise, and the rate prevailing on the date on which the Indemnified Party first receives actual payment of such amount in such currency other than that due under this Agreement.

13   Utilisation of Collateral by MLI

13.1 Authorisation: The Borrower hereby authorises MLI from time to time to utilise Securities comprised in the Collateral for MLI's own purposes or the purposes of any third party to enable MLI so to utilise Securities comprised in the Collateral the following provisions of this Clause 13 shall have effect.

                                                           Page 32 of 62 Pages


13.2 Transfer of Securities by Borrower to MLI: Where MLI wishes to use Securities comprised in the Collateral for any purpose the Securities in question shall be simultaneously released from the security created by or pursuant to this Agreement and transferred by the Borrower to MLI in accordance with the provisions of this Clause 13.2. The Borrower authorises MLI to take such steps to deliver or credit the relevant Securities to MLI (or, as appropriate, the third party in question) and execute such instruments of transfer or the like as MLI considers necessary or desirable to vest the full legal and beneficial right, title and interest in and to those Securities in MLI (or, as the case may be, that third party).

13.3 Return of Securities:

     13.3.1 Where Securities have been utilised by MLI for any purpose and those Securities cease to be required for that purpose, MLI shall thereupon return or procure redelivery of those Securities or of Equivalent Securities to the Borrower by redelivering or crediting those Securities or Equivalent Securities to the Collateral Account, whereupon those Securities or Equivalent Securities shall automatically be subject to the security created by or pursuant to this Agreement.

     13.3.2 All returns and redeliveries of Securities or Equivalent
            Securities must be made together with any appropriate instruments of transfer or the like, and so that all right, title and interest in and to those Securities or Equivalent Securities shall vest in the Borrower, free from all liens, charges and encumbrances, other than the security created by or pursuant to this Agreement.

     13.3.3 MLI shall be obliged to return or procure redelivery of Equivalent Securities not necessarily the original Securities and Clause 3.6 shall apply (with any necessary modifications) to a return or redelivery under this Clause 13.3 as it applies to a Securities Loan under Clause 3.

13.4 Distributions:

     13.4.1 Where any Securities have been transferred by the Borrower under this Clause 13 and have not been returned or redelivered to the Borrower before an applicable income payment date or record date in respect of those Securities, MLI shall, on the date of payment of any dividend, interest or other distribution on or with respect to the Securities in question or on such other date as MLI and the Borrower may agree, pay to the Borrower such amount in relation to such dividend, interest or distribution and deliver such tax vouchers as may be available or appropriate as shall ensure that the Borrower is placed in the same after-tax position (but ignoring for these purposes any tax by reference to the general income or profits of the Borrower or other similar reference) as if it had been the Holder of the relevant Securities at all relevant times. However, MLI's obligations under this sub-clause 13.4.1 are subject to the Borrower where appropriate delivering to MLI a duly completed and certified Certificate (MOD2) or a photocopy thereof bearing an Inland Revenue acknowledgment and unique number which Certificate or photocopy remains valid and/or taking all such further steps as are necessary and reasonable to enable MLI to make

                                                           Page 33 of 62 Pages


            payment under this Clause 13.4 without accounting to the Inland Revenue for any relevant withholding tax and/or UK tax. If in consequence of a failure by the Borrower to observe its obligations set out in this sub- clause 13.4.1 MLI is or will become liable to account to the Inland Revenue for any relevant withholding tax and/or UK tax the amount otherwise payable by MLI under this Clause 13.4 shall be reduced by the amount of such tax.

     13.4.2 For the purposes of this Clause 13.4 "Holder" in relation to registered securities means the person whose name or whose nominee is shown on the relevant register of ownership and in relation to bearer Securities means the bearer thereof.

13.5 Miscellaneous:

     13.5.1 If on the due date for return or redelivery thereof MLI shall for any reason be unable to return or redeliver any Securities or Equivalent Securities in connection with any transfer of Securities to MLI under this Clause 13, MLI's obligation to return or redeliver those Securities or Equivalent Securities shall be replaced by an obligation to pay to the Borrower an amount in cash equal to the market value of those Securities or Equivalent Securities derived from rates offered by a dealer reasonably chosen by MLI. Any such amount shall be paid or credited to the Collateral Account.

     13.5.2 The Borrower shall, subject as otherwise provided in this Agreement and in particular to the security created by or pursuant to this Agreement, have all the incidents of ownership of Securities transferred under this Clause 13, including the right to transfer them to others, and such Securities shall continue to be taken into account for the purpose of Clause 6.4.

14   Successors and Assigns

14.1 The Borrower may not assign or transfer all or any part of its rights or obligations under this Agreement. However, this Agreement shall be binding on the Borrower and its successors as from time to time constituted.

14.2 Where the Borrower is a partnership. This Agreement is being executed on behalf of the Borrower by one of its general partners and, by such execution, such general partner agrees and warrants that tile partnership of which he or it is a general partner is and will be fully bound by this Agreement as the Borrower.

14.3 Each of MLI and MLIB may at any time assign or transfer all or part of its rights and/or obligations under this Agreement to any other member of the Merrill Lynch Group or, with the prior written consent of the Borrower (such consent not to be unreasonably withheld), to any other person. MLI shall after any such assignment or transfer and to the extent (if at all) appropriate or required hold the security created by or pursuant to this Agreement for itself and as trustee for MLIB and each assignee or transferee. Any reference in this Agreement to MLI or MLIB shall be construed accordingly and shall also include their respective successors. Any such assignee or transferee shall be entitled to the full benefit of this Agreement to the

                                                           Page 34 of 62 Pages


     same extent as if it were an original party in respect of the rights or obligations assigned or transferred to it.

14.4 Each of MLI and MLIB may disclose to any other member of the Merrill Lynch Group or, subject to prior notice to the Borrower, any other potential assignee or transferee or person who has entered or proposes to enter into contractual arrangements with it in relation to or concerning this Agreement such information about the Borrower and this Agreement as it may think fit.

15   Information

     During the continuance of the Facilities and until the Secured Liabilities have been duly and properly paid in full, the Borrower shall furnish to MLI within 90 days after the end of each of its financial years its annual accounts and promptly such other financial and other information as MLI may reasonably request from time to time.

16   Remedies and Waivers

     No failure by MLI or MLIB to exercise, and no delay by MLI or MLIB in exercising, any right or remedy will operate as a waiver thereof, nor will any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. The authority to debit, charge and pledge and the right of set-off and other rights and remedies provided in this Agreement are separate, independent and cumulative and not exclusive of any rights or remedies (including any other security, right of set-off, lien, right to combine or consolidate accounts or similar right) to which MLI or MLIB is at any time entitled anywhere, whether by operation of law or otherwise.

17   Partial Invalidity

     If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Agreement, nor the legality, validity or enforceability of such provisions under the law of any other jurisdiction shall in any way be affected or impaired thereby. If and to the extent that the security expressed to be created by or pursuant to this Agreement is at any time and for any reason not effective as a fixed charge, it shall instead take effect as a floating charge.

18   Miscellaneous

18.1 All interest shall accrue from day to day and shall be calculated on the basis of a 360-day year (365 days where that is market practice, as determined by MLI) and the number of days elapsed.

                                                           Page 35 of 62 Pages


18.2 The certificate of an officer or employee of MLI as to any sum payable to MLI or MLIB under this Agreement shall be final, conclusive and binding on the Borrower save in the case of manifest error.

18.3 Except to the extent otherwise specifically provided in any other agreement between MLI and the Borrower, if there is any conflict or inconsistency between this Agreement and any other such agreement, the terms of this Agreement shall prevail.

18.4 MLIB appoints MLI its agent for the purposes of this Agreement and authorises it to take such action as contemplated by this Agreement, and in particular authorises it to receive payment of any monies payable to MLIB under or in connection with this Agreement. Notwithstanding that appointment, and MLI's holding the security created by or pursuant to this Agreement for itself and as trustee for MLIB, the rights and obligations of each of MLI and MLIB with respect to the facilities provided by it shall be several and not joint or joint and several, and neither of them shall be responsible for the obligations of the other.

19   Notices

19.1 The Borrower and MLI may from time to time issue instructions, notices, demands or requests either orally or in writing (but in writing only where so provided under this Agreement) and MLI shall be entitled to rely on and shall not be liable for any action taken or omitted to be taken in good faith pursuant to instructions, notices, demands or requests believed by it to be genuine and to be given or made by the appropriate person(s). The Borrower shall indemnify each of MLI and MLIB against all costs, expenses and liabilities arising from MLI's relying on any such instructions, notices, demands or requests.

19.2 Each oral communication under this Agreement shall be directed, if to MLI, to such of its officer(s) as may be notified by MLI to the Borrower from time to time, and if to the Borrower, to such of its representative(s) as may be notified to MLI from time to time and shall be confirmed in writing where so provided under this Agreement. Each written communication under this Agreement shall be addressed as follows:

MLI:                 20 Farringdon Road
                     P.O. Box 293
                     London EC1M 3NH
Attention:           International Prime Brokerage
Fax No:              4471 892 4985

The Borrower:        As set out in the Letter

         or to such other address, telex or facsimile number or marked for the attention of such other person as may be notified by the relevant addressee from time to time to the other party. Notices shall be deemed to have been received seven days after being posted and immediately in the case of a telex, fax or oral communication.

                                                           Page 36 of 62 Pages


20   Governing law

     This Agreement shall be governed by and construed in accordance with English law and, in relation to any legal action or proceedings arising out of or in connection with this Agreement ("Proceeding"), the Borrower hereby and for the benefit of each of MLI and MLIB irrevocably submits to the jurisdiction of the courts of England and any New York State or United States Federal court sitting in New York City, and waives any objection to Proceedings in such courts on the grounds of venue or on the grounds that the Proceedings have been brought in an inconvenient forum. Those submissions shall not affect MLI's or MLIB's right to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in any court of competent jurisdiction preclude MLI and/or MLIB from taking Proceedings in any other court of competent jurisdiction (whether concurrently or not).

                                                           Page 37 of 62 Pages


                                  SCHEDULE 1

*   ,    199*

[Borrower]

Dear Sirs:

This letter is supplemental to the facility letter (the "Facility Letter") dated * 199* addressed to you and confirmed and accepted by you on * 199* and this letter (including your acceptance of it) and the Facility Letter shall be read and construed as one document.

Further to your request, we agree that the following contracts entered or to be entered into by you shall, for the purposes of the Facility Letter, be "Hedging Contracts" (and accordingly are subject to the security created by or pursuant to the Facility Letter):

[Contract Description]

[All options, futures, etc. now or at any time held in Account No. *  with
*  of * ]

We also agree that the guarantee dated *199* issued by [us/Merrill Lynch International Bank Limited] in favour of * in relation to your obligations under the above Hedging Contract(s) shall be a "Guarantee" for the purpose of the Facility Letter.

You will [at our request/promptly after execution of the enclosed copy of this letter] (but without prejudice to Clause 6.2 of the Facility Letter) give notice in the form attached to * of such security, and you will in any event ensure that all monies and securities payable or deliverable pursuant to the above Hedging Contract(s) are paid or delivered direct by * to us, without set-off or deduction except on account of liabilities under the same Hedging Contract, for credit to the Collateral Account.

Please signify your agreement to the foregoing by executing and returning the enclosed copy of this letter.
For and on behalf of
MERRILL LYNCH INTERNATIONAL

By:

Name:

Title:

To:   Merrill Lynch International

* hereby confirm agreement to the above, and also that any necessary consent of * has been obtained.
Dated *  199*

For and on behalf of

[*]

                                                           Page 38 of 62 Pages


By:

Name:

Title:

                                                           Page 39 of 62 Pages


                             NOTICE OF ASSIGNMENT

*  199*

[




                                     ]

We refer to the [Contract Description] (the "Hedging Contract(s)") made between ourselves and yourselves.

We hereby give you notice:

1 that we have assigned to Merrill Lynch International (for itself and as trustee for Merrill Lynch International Bank Limited) all our rights and benefits under or in connection with the Hedging Contract(s) including (but without prejudice to the generality of the foregoing) any monies payable to us, any securities deliverable to us, and the right to exercise any option conferred thereby. Nothing in that assignment or this notice affects our obligations to you under the Hedging Contract(s).

2    that you are hereby authorised and instructed to:

2.1  pay any such monies to [account details] and

2.2  deliver any such securities to [account details].

3 the authority and instructions herein contained cannot be revoked or varied by us without the consent of Merrill Lynch International.

     Please execute and return the enclosed copy of this notice to Merrill Lynch International, Ropemaker Place, 25 Ropemaker Street, London EC2Y 9LY, Fax No: 4471-867-4550, Attention: Special Finance Group. Such execution and return will constitute your agreement to the foregoing and that you will not exercise any right to net or set-off for any liability (except for any liability of ours to you under the same Hedging Contract) or any competing lien, charge or other security interest as against any Hedging Contract or any monies or securities payable or deliverable to us under it.

     [BORROWER]


     By:

                                                           Page 40 of 62 Pages



                                                   Merrill Lynch International

                                                            20 Farringdon Road
                                                                   P.O. Box 293
                                                               London EC1M 3NH
                                                      Telephone: 0171-772 1000
                                                                Telex: 9413941
                                                       Fax: 0171-772 2917/2980


Merrill Lynch

Please confirm your agreement to the above and your acceptance of the provisions of this letter and the Terms Sheet by completing, signing and returning the enclosed copy of this letter.

Yours faithfully,
For and on behalf of
Merrill Lynch International

/s/ David W. Stockwell

For itself as trustee and agent for
Merrill Lynch International Bank Limited

To:      Merrill Lynch International and
         Merrill Lynch International Bank Limited
         c/o Merrill Lynch International Limited
         20 Farringdon Road
         P.O. Box 293
         London
         EC1M 3NH

Dated 1st day of June 1998.

We accept the Facilities on the terms and conditions detailed in your letter and the attached Terms Sheet.

Our address and other details for the purpose of Clause 19 of the Terms Sheet are set out below.

Yours faithfully,

Prometheus Western Retail LLC

By: Prometheus Western Retail Trust,
its Sole Member

/s/ John A. Moore

c/o Lazard Freres, 30 Rockefeller Plaza, 63rd Floor, New York, NY 10020, USA
Attention: John A. Moore

Fax No.: 212-332-5980
Telephone No.: 212-632-8258


                                           Registered in England (No. 2312079)
                       Registered Office: 25 Ropemaker Street, London EC2Y 9LY
                    A Subsidiary of Merrill Lynch & Co. Inc., Delaware, U.S.A.

                     Regulated by The Securities and Futures Authority Limited Member of the London Stock Exchange

                                                           Page 41 of 62 Pages

                                                                     EXHIBIT 8


                              CUSTODIAN AGREEMENT


This Agreement is made on May 27, 1998 between

(1)  MERRILL LYNCH INTERNATIONAL (the "Custodian") and

(2)  Prometheus Western Retail LLC (the "Customer").

It is agreed as follows:

1    Definitions

In this Agreement:

1.1  "Customer Account" means the Collateral Account under Facility Agreement

1.2 "Facility Agreement" means the facility letter dated May 27, 1998 between Merrill Lynch International ("MLI"), Merrill Lynch International Bank Limited and the Customer, as amended and supplemented from time to time

1.3 "Instructions" means any instructions given by the Customer in relation to any specified transaction in writing or by facsimile or telex, signed or given by any one of the persons specified in or notified pursuant to Clause 11

1.4 "Rules" means the Rules of The Securities and Futures Authority Limited as from time to time in effect and

1.5 "Securities" includes all investments, as defined in the Financial Services Act 1986 (as amended or re-enacted from time to time) and physical commodities (or any certificates or documents of or evidencing title to any of the same), which the Customer may at any time deposit with the Custodian to be held on the terms of this Agreement.

2    Appointment of Custodian

     The Customer hereby appoints the Custodian to act as custodian of the Securities in accordance with the terms and conditions of this Agreement and to provide the services described in this Agreement.

3    Warranties and Statements under the Rules

3.1 The Customer warrants to and for the benefit of the Custodian that it is duly organised and validly existing under the laws of its jurisdiction of establishment, has full capacity and authority to enter into this Agreement and to carry out all the transactions contemplated in this Agreement and has taken all necessary action (including the obtaining of all necessary consents, registrations and the like of or with any government or other regulatory body or authority) to authorise the execution, delivery and performance of this Agreement.

3.2 The Customer understands that the Custodian is regulated by of The Securities and Futures Authority Limited, that its name is as set out at the beginning of this Agreement and that at the date of this Agreement its registered office is at the address set out for the Custodian pursuant to Clause 12.

3.3 The Customer further understands that the Custodian is proposing to and will treat the Customer as a non-private customer within the meaning of the Rules for all the purposes of this Agreement and acknowledges that in accordance with the Rules it has agreed that its monies shall not be treated by the Custodian as or deemed to be Client Money for the purpose of the Financial Services (Client Money) Regulations 1991 (as amended).

                                                           Page 42 of 62 Pages



3.4 As respects cash items, the first sum paid in shall be the first paid out, and a payment in shall discharge the first undischarged debit item, and no cash item shall be held for a period of a year or more.

3.5 Notwithstanding any of its rights and duties under this Agreement, nothing in this Agreement shall make the Custodian a manager or adviser in respect of any Securities and the Custodian is not required to have regard to any particular investment objectives. The Custodian will not be subject to any fiduciary duties towards the Customer and will not incur any duty of disclosure towards the Customer or be subject to any restriction in dealing for the Custodian's own or its customers' account by reason of any custodial services provided to the Customer.

4.   Deposit of Securities

4.1 The Customer may tender Securities to the Custodian, which may decline to accept Securities tendered to it if it determines that it would be illegal or contrary to any applicable rules of any exchange or market for the Custodian to accept such Securities or if the Custodian reasonably suspects that such Securities are tainted by fraud.

4.2 The Customer and the Custodian shall agree from time to time the normal categories of Securities, and the markets in which such Securities are to be dealt in, to be deposited under the terms of this Agreement and, if the Customer intends to tender Securities to the Custodian under this Clause falling outside such categories or to be dealt in on other market(s), it shall give 30 days' (or such lesser period as the Custodian may agree) notice to the Custodian of its intention to tender Securities of such category or to be dealt in on much market(s). At any time during such period the Custodian may notify the Customer that it will decline to accept such Securities if it determines that custodianship facilities suitable for holding Securities of that particular category or to be dealt in on such market(s) are not reasonably available to it.

4.3 The Custodian shall be entitled to treat Securities accepted by it as fungible or at any time to allocate specific Securities to the Customer, any such treatment or allocation to be binding on the Customer.

4.4 Registered Securities accepted by the Custodian may be registered in the name of a nominee.

4.5 The Securities held in the Customer Account shall, at all times, as between the Custodian (in its capacity as such) and the Customer be the property of the Customer, and the Custodian shall not have the power or authority to transfer, assign, hypothecate, pledge or otherwise dispose of any of the Securities to any person except as expressly permitted by the provisions of this Agreement or the Facility Agreement.

5    Transactions Requiring Instructions

     The Custodian shall carry out the following transactions in relation to the Securities upon receipt of specific Instructions:

5.1 Sales: The Custodian shall deliver Securities sold by the Customer and receive payment for those Securities in such manner as may be specified by the Customer in its Instructions (and, in the absence of specific Instructions to the contrary, shall make such payment available to MLI for application in accordance with the Facility Agreement).

5.2 Purchases: The Custodian shall make payment for and receive Securities purchased by the Customer (insofar as monies are made available to the Custodian by the Customer to make such payment), payment to be made by the Custodian in such manner as may be specified by the Customer in its Instructions.

                                                           Page 43 of 62 Pages


5.3 Exercise of rights, etc: The Custodian shall deal with rights (including rights to subscribe for securities and conversion rights), warrants and other similar securities received by it in connection with the Securities only in the manner and to the extent specified in Instructions.

5.4 Voting: Neither the Custodian nor any of its nominees shall exercise any voting rights attached to any of the Securities except as directed by Instructions received by the Custodian.

     The Customer shall on demand pay to the Custodian such transaction fees (together with value added tax, if any) as the Custodian may from time to time specify in respect of each delivery of Securities to or out of the Customer Account and such other fees (together with value added tax, if any) as may be agreed by the Customer and the Custodian from time to time.

6    Transactions not Requiring Instructions

     The Custodian shall be entitled to carry out the following transactions relating to the Securities without seeking Instructions from the
     Customer:

6.1 Signature of Certificates: The Customer hereby authorizes the Custodian to sign any certificates of ownership or other certificates relating to the Securities which may be required by any regulations made by the Commissioners of Inland Revenue, the United States Internal Revenue Service or any other regulatory authority, whether governmental or otherwise, relating to income tax, any other tax levied or ownership.

6.2  Collection of Income and other Payments: In the absence of contrary
     Instructions:

     6.2.1 The Custodian shall collect and receive, for the account of the Customer, all income and other payments and distributions in respect of the Securities, and credit the same to the Customer Account.

     6.2.2 The Custodian shall take any action necessary and proper in connection with the receipt of such income and other payments and distributions as are referred to in above, including (without limitation) the presentation of coupons and other interest items.

     The Custodian may make such deductions, withholdings and payments on account of tax or otherwise as it reasonably believes are or may be required by applicable law, in respect of payments and distributions in respect of Securities, amounts accruing or credited on or in respect of the Customer Account, or otherwise.

6.3  Receipt of Capital: In the absence of contrary Instructions:

          6.3.1 The Custodian shall receive and hold for the account of the Customer any capital paid in relation to the Securities, whether as a result of their being called or redeemed or otherwise becoming payable (other than at the option of the holder thereof), and shall credit the same to the Customer Account.

          6.3.2 The Custodian shall take any action necessary and proper in connection with the receipt of any such capital as is referred to in 6.3.1 above, including (without limitation) the presentation for payment of Securities which become payable as a result of their being called or redeemed or otherwise becoming payable (other than at the option of the holder thereof) and the endorsement for collection of cheques, drafts and other negotiable instruments.

                                                           Page 44 of 62 Pages


6.4 Receipt of Securities: The Custodian shall in the absence of contrary Instructions receive and hold for the account of the Customer all Securities received as a distribution on Securities held by the Custodian as a result of a stock dividend, share sub-division or reorganisation, capitalisation of reserves or otherwise.

6.5 Exchange of Interim Receipts: The Custodian shall in the absence of contrary Instructions exchange interim receipts or temporary Securities for definitive certificates or Securities.

6.6 Expenses and Disbursements: The Custodian may make cash disbursements for expenses and stamp duties and transfer taxes in handling Securities and for similar items in connection with the Custodian's duties under this Agreement. Any such disbursements, and all transaction and other agreed fees and expenses charged by the Custodian under this Agreement (together with value added tax, if any) shall be debited to the Customer Account.

6.7 Delivery of Information and Documents: The Custodian shall deliver to the Customer transaction advices and/or regular statements of account showing the Securities held and any cash balances held under the terms of this Agreement at such intervals as may be agreed with the Customer and shall notify the Customer of all notices, reports and other financial information relating to the Securities when received by it which in its opinion require action and obtain the Customer's Instructions as to the action to be taken in connection therewith. The Custodian shall check for errors all transaction advices and/or statements of account received by it from any agent appointed under Clause 7. 1. Each time the Customer and the Custodian agree normal categories of Securities, and the markets in which they are to be dealt in (including acceptance by the Custodian of Securities outside such categories or to be dealt in on other market(s)) as contemplated by Clause 4.2, the Custodian shall inform the Customer of the identity of each agent (if any) appointed under Clause 7.1 which will or may have any such Securities deposited with it. The Custodian shall also keep the Customer informed about any changes (including additions and terminations) in any such agents.

6.8 Records: Records of all transactions in the Securities and any cash balances held by the Custodian under the terms of the Agreement shall be maintained by the Custodian and shall be made available for inspection and audit on the Custodian's premises at reasonable times by the Customer, any representative of the Customer and the independent accountants employed by the Customer. Wherever practicable, the Custodian shall endeavour to ensure that the Customer's independent accountants are afforded access to the records of transactions in the Securities and cash balances maintained by any agent appointed by the Custodian under Clause
     7.1 and pertaining to the Customer.

6.9 Right to take Action: Notwithstanding the provisions of Clause 5 and 6.7 above, the Custodian shall be entitled in its absolute discretion to take any action in relation to the Securities, including without limitation the exercise of rights attached thereto and the satisfaction of liabilities arising therefrom or any other action on behalf of the Customer which the Custodian considers is necessary or desirable to safeguard the Securities or further the Customer's interests in the event that no Instructions to the contrary are received or that circumstances make it impracticable for the Custodian to obtain any, or any timely, Instructions.

7    Appointment of Agents and Advisers

7.1 General Agents: The Custodian shall he entitled to appoint agents, whether in its own name or that of the Customer, to perform any of the duties undertaken by the Custodian in this Agreement. The Custodian may delegate to any agent so appointed any of the functions to be performed by the Custodian under this Agreement including without limitation the selection of payments due on Securities. The Custodian shall forthwith notify the Customer upon any such appointment.

                                                           Page 45 of 62 Pages


     Any such agent shall be a person whom the Custodian reasonably believes to be a person whose business includes the provision of investment custodial services, and all cash and Securities deposited with or held by any such agent will be at the risk of the Customer as regards any act, omission or insolvency of such agent and any laws, acts, decrees, regulations, edicts, orders or other mandates, and any acts of warfare, seizure, confiscation, destruction or impairment of property, promulgated and/or done by any court or by any governmental, military or civil authority, whether de jure or de facto in control of or operating at the place where such agent is located. The Custodian's sole obligation, in the event of any loss in connection with any cash and Securities held by or deposited with any such agent will be to assign to the Customer such rights (if any) as the Custodian may have against such agent.

7.2 Legal and other Advisers: If the Custodian considers it necessary it may request advice from legal or other professional advisers of its own choosing in connection with any action to be taken by the Custodian in relation to the Securities.

7.3 Remuneration for Agents and Advisers: If the Custodian appoints any agent or adviser pursuant to 7.1 or 7.2 above, it shall be entitled to pay normal remuneration to such agent or adviser and, in the case of any such agent, and any such adviser which the Custodian may appoint having determined that such appointment is necessary or advisable in connection with the Custodian's protecting or enforcing its rights under this Agreement and/or any amendment or in any other case where such adviser is appointed with the prior written approval of the Customer, such remuneration shall be for the account of the Customer.

8    Scope of Responsibility and Indemnity

8.1 Liability of the Custodian: Subject to the provisions of this Agreement the Custodian shall use all reasonable care in the performance of its duties under this Agreement. The Custodian's liability at any time in connection with any cash and Securities deposited under the terms of this Agreement shall be subject to Clause 7.1 and shall not in any circumstances exceed the amount or (as appropriate) market value of such cash and Securities at the time of failure to exercise reasonable care as aforesaid whether or not then held by the Custodian.

     The Custodian shall have no liability or responsibility to the Customer with respect to any changes in the standard of currencies of property or with respect to any fluctuations or changes in the conversion value of property into other currencies and/or property.

8.2 Custodian's right to rely on Instructions: Subject to Clause 8.1, the Custodian may rely in the performance of its duties under this Agreement upon any Instructions believed by it to be genuine and given by any person specified in or notified pursuant to Clause 11.

8.3 Responsibility for Insurance: Without prejudice to the liability of the Custodian from time to time pursuant to any other provision of this Agreement, the Custodian shall not be responsible for insuring any Securities.

8.4 Customer's Responsibility to examine documents: Upon receipt of each and every transaction advice and/or statement of account supplied to it by the Custodian pursuant to Clause 6.7, the Customer shall examine the same and notify the Custodian within 4 Business Days of the date of receipt of any such advice or statement of any discrepancy between Instructions given and the situation shown therein and/or of any other errors therein. In the absence of such notification by the Customer the Custodian shall not (in the absence of gross negligence or wilful default on its own behalf) be liable for the consequences of any such discrepancy or error which was made or existed during the period covered by such statement or transaction indicated by such advice.

                                                           Page 46 of 62 Pages


8.5 Indemnity: The Customer agrees to indemnify the Custodian and each of the Custodian's nominees, and to hold the Custodian and such nominees harmless, against all costs, liabilities and expenses including (without limitation) legal fees and disbursements, arising directly or indirectly:

     8.5.1 from the fact that Securities are registered in the name of or deposited with the Custodian or any such nominee or

     8.5.2 (without limiting the generality of 8.5.1 above), from any act or thing which the Custodian takes or does or omits to take or do in relation to the Securities or

     8.5.3 from the Custodian's relying on any Instructions as referred to in Clause 8.2 provided that neither the Custodian nor any of its nominees shall be indemnified against any liability arising out of the Custodian's or such nominee's own gross negligence or wilful default.

8.6 Right to Deduct: The Custodian shall be entitled to deduct or withhold from any amount which is received by it for the account of the Customer or which is payable by it to the Customer or, at its option, to debit to the Customer Account any amount payable to the Custodian under this Agreement.

8.7 The Rules: Nothing in this Agreement shall exclude or restrict any obligation which the Custodian has under the Rules in relation to the Customer, whether as regards its activities as custodian of Safe Custody Investments or otherwise, or any liability which the Custodian may incur under the Financial Services Act 1986 or the Rules in respect of a breach of any such obligation. It is further agreed that the Custodian will hold all Securities (whether or not Safe Custody Investments as defined in the Rules) as though Chapter 4 of the Rules regulated the Custodian's custodianship thereof, except in so far as any of the Rules regulate the Custodian's activities under this Agreement in priority to the said Chapter 4. This Agreement shall be construed accordingly.

9.   Lien

The Custodian shall have a general lien on all monies and Securities from time to time held by it under this Agreement as security for all obligations of the Customer under this Agreement for amounts becoming due or owing for safekeeping and administration. In the event of failure by the Customer to discharge any of such obligations when due, the Custodian shall be entitled to apply in or towards discharge thereof such monies as aforesaid held by it and shall be entitled without notice to the Customer to sell or otherwise realise any of the Securities so held by it and apply the proceeds of such realisation in or towards discharge of the said obligations.

10.  Termination

Either party hereto may terminate this Agreement on giving not less than thirty days' written notice to the other party. Upon such termination the Custodian shall, subject to Clause 9, account to any such successor custodian as the Customer shall, within 14 days of such termination, designate in writing to the Custodian (and, failing any such designation, to the Customer") for all monies and Securities then held by it pursuant to this Agreement.

11.  Instructions

The Customer hereby authorises the Custodian to act in relation to the Securities and cash on Instructions received from persons whose names and signatures are set out in a list which shall be provided by the Customer for such purpose, shall specify the number of such persons who must give such Instructions for them to be effective and shall be signed by any two of the persons whose names and signatures are set out on the next page.

                                                           Page 47 of 62 Pages


           NAME                                                  SIGNATURES

JOHN MOORE                                      _______________________________
HENRY HERMS                                     _______________________________
KLAUS KRETSCHMANN                               _______________________________
ANTHONY MEYER                                   _______________________________

Any such list shall be superseded by any later list, signed by any two of the above persons, which the Customer may from time to time provide. The Customer may also notify the Custodian by Instructions signed by any two of the above persons of additional person(s) who may sign any such list and upon whose signature of such list the Custodian is authorised to rely, any such Instructions to contain specimen signature(s) of such additional person(s).

12   Notices

12.1 The Customer and the Custodian may from time to time issue Instructions, notices or other communications either orally or in writing (but in writing only where so provided under this Agreement) and the Custodian shall be entitled to rely on and shall not be liable for any action taken or omitted to be taken in good faith pursuant to Instructions, notices or other communications so given or made, subject to Clause 8.1.

12.2 Each oral communication under this Agreement shall be directed, if to the Custodian, to such officer(s) of the Custodian as may be notified by the Custodian to the Customer from time to time, and if to the Customer, to such representative(s) of the Customer as may be notified to the Custodian from time to time. Each written communication under this agreement shall be addressed as set out under the relevant party's name at the end of this Agreement, or to such other address, telex or facsimile number or marked for the attention of such other person as may be notified by the relevant addressee from time to time to the other party. Notices to the Customer shall be deemed to have been received seven days after being posted and immediately in the case of a telex, fax or oral communication.

13   Governing Law

This Agreement and all contemporaneous and subsequent mandates, Instructions and agreements between the parties pursuant to this Agreement shall be governed by and construed in accordance with English law and, in relation to any legal action or proceedings arising out of or in connection with this Agreement ("Proceedings"), the Customer hereby and for the benefit of the Custodian submits to the jurisdiction of the courts of England and any New York State or United States Federal court sitting in New York City, and waives any objection to Proceedings in such courts, on the grounds of venue or on the grounds that the Proceedings have been brought in an inconvenient forum. Those submissions shall not affect the Custodian's right to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in any court of competent jurisdiction preclude the Custodian from taking Proceedings in any other court of competent jurisdiction (whether concurrently or not).

This Agreement has been entered into in London on the date stated at the beginning.

                                                           Page 48 of 62 Pages


MERRILL LYNCH INTERNATIONAL

By:      /s/ Richard Tomkys


Name:    Richard Tomkys

Title:   Associate Director

20 Farringdon Road
P.O. Box 293
London
ECIM 3NH

Attention:        International Prime Brokerage
Fax No:           4471 892 4985
Telephone:

Prometheus Western Retail LLC

c/o Lazard Freres
30 Rockefeller Plaza
63rd Floor
New York
NY 10020
USA

         By:     Prometheus Western Retail Trust, Sole Member

                 /s/ John A. Moore

         Name:   John A. Moore

         Title:  Chief Financial Officer

     Attention:  John Moore, Lazard Freres Real Estate Investors, LLC
     Telex No:
     Fax No.     (212) 332-5980
     Telephone:  (212) 632-8228

                                                           Page 49 of 62 Pages

                                                                     EXHIBIT 9

                                   GUARANTEE

TO:      Merrill Lynch International ("MLI")
         For the attention of: John Piccitto
         20 Farringdon Road
         P.O. Box 293
         London, EC1M 3NH

1. In consideration of MLI entering into a facilities agreement (as amended and supplemented from time to time the "Facilities Agreement", which shall include each transaction entered into and each document issued or given pursuant to the Facilities Agreement) constituted by a letter dated May 27th 1998 from MLI, to Prometheus Western Retail LLC (the "Customer") c/o Lazard Freres, 30 Rockefeller Plaza, 63rd Floor, New York, NY 10020, USA and MLI entering into a custodian agreement (as amended and supplemented from time to time, the "Custodian Agreement" and, together with the Facilities Agreement, the "Agreements") dated May 27th 1998 with the Customer, and of MLI making available to the Customer the facilities and services provided for in the Agreements, we, LF Strategic Realty Investors L.P. (the "Guarantor"), a Limited Partnership duly incorporated or organised under the laws of Delaware and having our principal place of business c/o Lazard Freres, 30 Rockefeller Plaza, 63rd Floor, New York, NY 10020, USA hereby unconditionally and irrevocably:-

     (A) guarantee that, if for any reason the Customer does not pay any sum payable by it under the Agreements by the time, on the date and otherwise in the manner required by the Agreements (whether on the normal due date, on acceleration or otherwise), the Guarantor will pay that sum on demand by MLI; and

     (B)  as separate, independent and alternative stipulations, agree:-

          (1) that any sum which , although expressed to be payable by the Customer under the Agreements, is for any reason (whether or not now existing and whether or not now known or becoming known to MLI) not recoverable from the Guarantor on the basis of a guarantee shall nevertheless be recoverable from it as if it were the sole principal debtor and shall be paid by it to MLI on demand; and

          (2) as a primary obligation to indemnify MLI against any loss suffered by it as a result of any sum expressed to be payable by the Customer under the Agreements not being paid by the time, on the date and otherwise in the manner required by the Agreements or any payment obligation of the Customer under the Agreements being or becoming void, voidable or unenforceable for any reason (whether or not now existing and whether or not now known or becoming known to MLI) the amount of that loss being the amount expressed to be payable by the Customer in respect of the relevant sum.

2. As between the Guarantor and MLI but without affecting the Customer's obligations, the Guarantor shall be liable under this Guarantee as if it were the sole principal debtor and not merely a surety. Accordingly, it shall not be discharged, nor shall its liability be affected, by anything which would not discharge it or affect its liability if it were the sole principal debtor (including (1) any time, indulgence, concession, waiver or consent at any time given to

                                                           Page 50 of 62 Pages


     the Customer or any other person, (2) any amendment or supplement to the Assignments or to any security or other guarantee, (3) the making or absence of any demand on the Customer or any other person for payment,
     (4) the enforcement or absence of enforcement of the Agreements or of any security or other guarantee, (5) the taking, existence or release of any security or other guarantee' (6) the winding-up or dissolution of the Customer or any other person or (7) the illegality, invalidity, or unenforceability of or any defect in any provision of the Agreements or any of the Customer's obligations under them).

3. The Guarantor's obligations under this Guarantee are and will remain in full force and effect by way of continuing security until the facilities have terminated and MLI has irrevocably received or recovered all sums payable under the Agreements. Furthermore, those obligations of the Guarantor are additional to, and not instead of, any security or other guarantee at any time existing in favour of MLI, whether from the Guarantor or otherwise, and may be enforced without first having recourse to the Customer, any other person, any security or any other guarantee. The Guarantor irrevocably waives all notices and (except as required by Clause 1) demands of any kind.

4. So long as the facilities are outstanding or any sum remains payable under the Agreements:-

     (1) any right of the Guarantor, by reason of the performance of any of its obligations under this Guarantee, to be indemnified by the Customer or to take the benefit of or enforce any security or other guarantee shall be exercised and enforced only in such manner and on such terms as MLI may reasonably require to ensure satisfaction of the customer's obligation to MLI; and

     (2) any amount received or recovered by the Guarantor (a) as a result of any exercise of any such right or (b) in the winding-up or dissolution of the Customer shall be held in trust for MLI and immediately paid to MLI

5. The Guarantor shall on demand by MLI indemnify MLI against any funding or other cost, loss, expense or liability sustained or incurred by it as a result of its being required for any reason (including any bankruptcy, insolvency, winding-up, dissolution or similar law of any jurisdiction) to refund all or part of any amount received or recovered by it in respect of any sum payable by the Customer under the Agreements and shall in any event pay to it on demand by MLI the amount so refunded by it.

6. For the purpose of enabling MLI to maximise its recoveries in any actual or potential winding-up or dissolution, any amount received or recovered by MLI (otherwise than as a result of a payment to it by the Customer) in respect of any sum payable by the Customer under the Agreements may be placed by the recipient in a suspense account. That amount may be kept there unless and until MLI is satisfied that it is not obliged to pay any further sums under the Agreements and that it has irrevocably received or recovered all sums payable to it under the Agreements.

7. The certificate of an officer or employee of MLI as to any amount payable to MLI under this Guarantee shall, save for manifest error, be final, conclusive and binding on the Guarantor.

                                                           Page 51 of 62 Pages


8. All payments by the Guarantor shall be made free and clear of any restrictions or conditions, without set-off or counterclaim, and free and clear of, and (subject as hereinafter provided) without deduction for, any taxes deductions or withholdings of any nature. If any deduction or withholding on account of any such tax or other amount is required by law to be made from any payment, the Guarantor shall pay in the same manner and at the same time such additional amounts as will result in receipt by MLI free from any liability in respect of any such deduction or withholding, of such amount as would have been received by it had no such deduction or withholding been required to be made.

9. The Guarantor shall pay all amounts hereby guaranteed to such account as MLI may notify to the Guarantor and in the same currency and funds as such amounts are payable by the Customer under the Agreements (the "Currency of Account"). Any amount received or recovered by MLI in a currency other than the appropriate Currency of Account (whether as a result of, or of the enforcement of, a judgment or order of any court of jurisdiction, in the winding-up or dissolution of the Customer, the Guarantor, or otherwise) in respect of any sum due to it from the Guarantor under this Guarantee shall only constitute a discharge to the Guarantor to the extent of the amount in that Currency of Account which MLI is able, in accordance with its usual practice, to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do
     so). If that amount in that Currency of Account is less than the amount expressed to be due to MLI under this Guarantee, the Guarantor shall indemnify it against any loss sustained by it as a result. In any event, the Guarantor shall indemnify it against the cost of making any such purchase.

10.  The Guarantor represents and warrants to MLI that:-

     (A) it is a corporation or limited partnership duly organised or incorporated and existing under the laws of the jurisdiction of its establishment and has the power and authority to own its assets and to conduct the business which it conducts, and the execution of and performance under this Guarantee by it will not violate or exceed any guaranteeing or other powers or restrictions granted or imposed under any law to which it is subject, its constitutional documents or any agreement to which it is a party or which is binding on it or its assets;

     (B) all acts, conditions and things required to be done, fulfilled and performed in order to enable it lawfully to execute and perform its obligations under this Guarantee and to ensure that its obligations are legal, valid and binding have been done, fulfilled and performed;

     (C) it has the power to execute and perform and comply with its obligations under this Guarantee and has taken all necessary action to authorise such execution and performance;

     (D) it will obtain and maintain in effect and comply with the terms of all necessary consents, registrations and the like of or with any governmental or other regulatory body or other regulatory body or authority applicable to its obligations under this Guarantee;

     (E) its obligations under this Guarantee are binding and enforceable at law;

                                                           Page 52 of 62 Pages


     (F) it is not in default under any agreement to which it is a party or by which it or its assets is or are bound and no litigation, arbitration or administrative proceedings are current or pending, which default, litigation, arbitration or administrative proceedings are material in the context of this Guarantee;

     (G) it is not necessary or advisable in order to ensure the validity, effectiveness, performance, or enforceability of this Guarantee that any document be filed, registered or recorded in any public office or elsewhere.

The Guarantor further represents and warrants to MLI that each of the representations and warranties in (A) to (G) above will be correct and complied with in all respects during the continuance of' the facilities and so long as any sum remains payable under the Agreements, as if repeated then by reference to the then existing circumstances.

     12. This Guarantee shall benefit MLI and its successors and assigns, MLI may at any time assign all or part of its rights under this Guarantee. Any such assignee shall be entitled to the full benefit of this Guarantee to the same extent as if it were an original party in respect of the rights assigned to it. MLI may disclose to any potential assignee or any other person who has entered or proposes to enter into contractual arrangements with it in relation to or concerning the Agreements or this Guarantee such information about the Customer, the Guarantor, the Agreements and this Guarantee as it may think fit.

     13. MLI is the agent for the purposes of this Guarantee and authorises it to take such action as contemplated by this Guarantee, and in particular authorises it to receive payment of any monies payable to MLI under or in connection with this Guarantee.

     14. This Guarantee shall not be discharged nor shall the liability of the Guarantor be affected by any amalgamation or merger of MLI, or the Guarantor with any other company, or any reconstruction or change in the constitution of MLI, or the Guarantor, or any change in the name, style or constitution of MLI, or the Guarantor or, as the case may be, in the persons who from time to time constitute the general and/or limited partners in the Guarantor, and this Guarantee shall be binding on the Guarantor and on all such persons.

     15. Any demand or other notice under this Guarantee shall be made in writing by MLI acting by one of its officers or employees and may be sent by post or hand delivered to the address of the Guarantor specified below, or sent by facsimile to the facsimile number specified below, or in each case to such other address and/or facsimile number as the Guarantor has from time to time notified to MLI. Notices shall be deemed to have been received seven days after being posted and immediately on the day of delivery or of confirmation of facsimile receipt in the case of hand delivered or facsimile communication.

     16. No failure by MLI to exercise, and no delay by MLI in exercising, any right or remedy will operate as a waiver thereof, nor will any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies provided in this Guarantee are separate, independent, and cumulative and not exclusive of any other rights or remedies (including any other security or guarantee) to which MLI is at any time entitles anywhere, whether by operation of law or otherwise.

                                                           Page 53 of 62 Pages


17. If at any time any provision of this Guarantee is or becomes illegal, invalid or enforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Guarantee, nor the legality, validity or enforceability of such provisions under the law of any other jurisdiction shall in any way be affected or impaired thereby.

18. This Guarantee may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

19. This Guarantee shall be governed by and construed in accordance with English Law.

20. In relation to any legal action or proceedings arising out of or in connection with the Guarantee ("Proceedings") the Guarantor, for the benefit of MLI irrevocably submits to the jurisdiction of the courts of England and any New York State of United States Federal court sitting in New York City, and waives any objection to Proceedings in such courts on the grounds of venue or on the grounds that the Proceedings have been brought in an inconvenient forum. Those submissions shall not affect MLI's right to take proceedings in any other court of competent jurisdiction, nor shall the taking or Proceedings in any court of competent jurisdiction preclude MLI from taking Proceedings in any other court of competent jurisdiction (whether concurrently or not.)

                                                           Page 54 of 62 Pages


Dated:


LF Strategic Realty Investors, L.P.

BY:  LAZARD FRERES REAL ESTATE INVESTORS LLC, its General Partner

BY:   /s/
      ______________________________________
      Principal


Facsimile No:



MERRILL LYNCH INTERNATIONAL



BY:______________________________________

                                                           Page 55 of 62 Pages

                                                                    EXHIBIT 10

                                   GUARANTEE

TO:      Merrill Lynch International ("MLI")
         For the Attention of: John Piccitto
         20 Farringdon Road
         P.O. Box 293
         London, EC1M 3NH

1. In consideration of MLI entering into a facilities agreement (as amended and supplemented from time to time the "Facilities Agreement", which shall include each transaction entered into and each document issued or given pursuant to the Facilities Agreement) constituted by a letter dated May 27th 1998 from MLI, to Prometheus Western Retail LLC (the "Customer") c/o Lazard Freres, 30 Rockefeller Plaza, 63rd Floor, New York, NY 10020, USA and MLI entering into a custodian agreement (as amended and supplemented from time to time, the "Custodian Agreement" and, together with the Facilities Agreement, the "Agreements") dated May 27th 1998 with the Customer, and of MLI making available to the Customer the facilities and services provided for in the Agreements, we, Prometheus Western Retail Trust (the "Guarantor"), a Trust duly incorporated or organised under the laws of Maryland and having our principal place of business c/o Lazard Freres, 30 Rockefeller Plaza, 63rd Floor, New York, NY 10020, USA hereby unconditionally and irrevocably:-

     (A) guarantee that, if for any reason the Customer does not pay any sum payable by it under the Agreements by the time, on the date and otherwise in the manner required by the Agreements (whether on the normal due date, on acceleration or otherwise), the Guarantor will pay that sum on demand by MLI; and

     (B)  as separate, independent and alternative stipulations, agree:-

          (1) that any sum which , although expressed to be payable by the Customer under the Agreements, is for any reason (whether or not now existing and whether or not now known or becoming known to MLI) not recoverable from the Guarantor on the basis of a guarantee shall nevertheless be recoverable from it as if it were the sole principal debtor and shall be paid by it to MLI on demand; and

          (2) as a primary obligation to indemnify MLI against any loss suffered by it as a result of any sum expressed to be payable by the Customer under the Agreements not being paid by the time, on the date and otherwise in the manner required by the Agreements or any payment obligation of the Customer under the Agreements being or becoming void, voidable or unenforceable for any reason (whether or not now existing and whether or not now known or becoming known to MLI) the amount of that loss being the amount expressed to be payable by the Customer in respect of the relevant sum.

2. As between the Guarantor and MLI but without affecting the Customer's obligations, the Guarantor shall be liable under this Guarantee as if it were the sole principal debtor and not merely a surety. Accordingly, it shall not be discharged, nor shall its liability be affected, by anything which would not discharge it or affect its liability if it were the sole principal debtor (including (1) any time, indulgence, concession, waiver or consent at any time given to the Customer or any other person, (2) any amendment or supplement to the Assignments or to any security or other guarantee, (3) the making or absence of any demand on the Customer or any other person for payment, (4) the enforcement or absence of enforcement of the Agreements or of any security or other guarantee, (5) the taking, existence or release of any security or other guarantee, (6) the winding-up or dissolution of the Customer or any other person or (7) the illegality, invalidity, or unenforceability of or any defect

                                                           Page 56 of 62 Pages


     in any provision of the Agreements or any of the Customer's obligations under them).

3. The Guarantor's obligations under this Guarantee are and will remain in full force and effect by way of continuing security until the facilities have terminated and MLI has irrevocably received or recovered all sums payable under the Agreements. Furthermore, those obligations of the Guarantor are additional to, and not instead of, any security or other guarantee at any time existing in favour of MLI, whether from the Guarantor or otherwise, and may be enforced without first having recourse to the Customer, any other person, any security or any other guarantee. The Guarantor irrevocably waives all notices and (except as required by Clause 1) demands of any kind.

4. So long as the facilities are outstanding or any sum remains payable under the Agreements:-

     (1) any right of the Guarantor, by reason of the performance of any of its obligations under this Guarantee, to be indemnified by the Customer or to take the benefit of or enforce any security or other guarantee shall be exercised and enforced only in such manner and on such terms as MLI may reasonably require to ensure satisfaction of the customer's obligation to MLI; and

     (2) any amount received or recovered by the Guarantor (a) as a result of any exercise of any such right or (b) in the winding-up or dissolution of the Customer shall be held in trust for MLI and immediately paid to MLI

5. The Guarantor shall on demand by MLI indemnify MLI against any funding or other cost, loss, expense or liability sustained or incurred by it as a result of its being required for any reason (including any bankruptcy, insolvency, winding-up, dissolution or similar law of any jurisdiction) to refund all or part of any amount received or recovered by it in respect of any sum payable by the Customer under the Agreements and shall in any event pay to it on demand by MLI the amount so refunded by it.

6. For the purpose of enabling MLI to maximise its recoveries in any actual or potential winding-up or dissolution, any amount received or recovered by MLI (otherwise than as a result of a payment to it by the Customer) in respect of any sum payable by the Customer under the Agreements may be placed by the recipient in a suspense account. That amount may be kept there unless and until MLI is satisfied that it is not obliged to pay any further sums under the Agreements and that it has irrevocably received or recovered all sums payable to it under the Agreements.

7. The certificate of an officer or employee of MLI as to any amount payable to MLI under this Guarantee shall, save for manifest error, be final, conclusive and binding on the Guarantor.

8. All payments by the Guarantor shall be made free and clear of any restrictions or conditions, without set-off or counterclaim, and free and clear of, and (subject as hereinafter provided) without deduction for, any taxes deductions or withholdings of any nature. If any deduction or withholding on account of any such tax or other amount is required by law to be made from any payment, the Guarantor shall pay in the same manner and at the same time such additional amounts as will result in receipt by MLI free from any liability in respect of any such deduction or withholding, of such amount as would have been received by it had no such deduction or withholding been required to be made.

9. The Guarantor shall pay all amounts hereby guaranteed to such account as MLI may notify to the Guarantor and in the same currency and funds as such amounts are payable by the Customer under the Agreements (the "Currency of Account"). Any amount received or recovered by MLI in a currency other than the appropriate Currency of Account (whether as a result of, or of the enforcement of, a judgment or order of any court of jurisdiction, in the

                                                           Page 57 of 62 Pages


     winding-up or dissolution of the Customer, the Guarantor, or otherwise) in respect of any sum due to it from the Guarantor under this Guarantee shall only constitute a discharge to the Guarantor to the extent of the amount in that Currency of Account which MLI is able, in accordance with its usual practice, to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that amount in that Currency of Account is less than the amount expressed to be due to MLI under this Guarantee, the Guarantor shall indemnify it against any loss sustained by it as a result. In any event, the Guarantor shall indemnify it against the cost of making any such purchase.

10.  The Guarantor represents and warrants to MLI that:-

     (A) it is a corporation or limited partnership duly organised or incorporated and existing under the laws of the jurisdiction of its establishment and has the power and authority to own its assets and to conduct the business which it conducts, and the execution of and performance under this Guarantee by it will not violate or exceed any guaranteeing or other powers or restrictions granted or imposed under any law to which it is subject, its constitutional documents or any agreement to which it is a party or which is binding on it or its assets;

     (B) all acts, conditions and things required to be done, fulfilled and performed in order to enable it lawfully to execute and perform its obligations under this Guarantee and to ensure that its obligations are legal, valid and binding have been done, fulfilled and performed;

     (C) it has the power to execute and perform and comply with its obligations under this Guarantee and has taken all necessary action to authorise such execution and performance;

     (D) it will obtain and maintain in effect and comply with the terms of all necessary consents, registrations and the like of or with any governmental or other regulatory body or other regulatory body or authority applicable to its obligations under this Guarantee;

     (E) its obligations under this Guarantee are binding and enforceable at law;

     (F) it is not in default under any agreement to which it is a party or by which it or its assets is or are bound and no litigation, arbitration or administrative proceedings are current or pending, which default, litigation, arbitration or administrative proceedings are material in the context of this Guarantee;

     (G) it is not necessary or advisable in order to ensure the validity, effectiveness, performance, or enforceability of this Guarantee that any document be filed, registered or recorded in any public office or elsewhere.

The Guarantor further represents and warrants to MLI that each of the representations and warranties in (A) to (G) above will be correct and complied with in all respects during the continuance of' the facilities and so long as any sum remains payable under the Agreements, as if repeated then by reference to the then existing circumstances.

12. This Guarantee shall benefit MLI and its successors and assigns, MLI may at any time assign all or part of its rights under this Guarantee. Any such assignee shall be entitled to the full benefit of this Guarantee to the same extent as if it were an original party in respect of the rights assigned to it. MLI may disclose to any potential assignee or any other person who has entered or proposes to enter into contractual arrangements with it in relation to or concerning the Agreements or this Guarantee such information about the Customer, the Guarantor, the Agreements and this Guarantee as it may think fit.

                                                           Page 58 of 62 Pages


13. MLI is the agent for the purposes of this Guarantee and authorises it to take such action as contemplated by this Guarantee, and in particular authorises it to receive payment of any monies payable to MLI under or in connection with this Guarantee.

14. This Guarantee shall not be discharged nor shall the liability of the Guarantor be affected by any amalgamation or merger of MLI, or the Guarantor with any other company, or any reconstruction or change in the constitution of MLI, or the Guarantor, or any change in the name, style or constitution of MLI, or the Guarantor or, as the case may be, in the persons who from time to time constitute the general and/or limited partners in the Guarantor, and this Guarantee shall be binding on the Guarantor and on all such persons.

15. Any demand or other notice under this Guarantee shall be made in writing by MLI acting by one of its officers or employees and may be sent by post or hand delivered to the address of the Guarantor specified below, or sent by facsimile to the facsimile number specified below, or in each case to such other address and/or facsimile number as the Guarantor has from time to time notified to MLI. Notices shall be deemed to have been received seven days after being posted and immediately on the day of delivery or of confirmation of facsimile receipt in the case of hand delivered or facsimile communication.

16. No failure by MLI to exercise, and no delay by MLI in exercising, any right or remedy will operate as a waiver thereof, nor will any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies provided in this Guarantee are separate, independent, and cumulative and not exclusive of any other rights or remedies (including any other security or guarantee) to which MLI is at any time entitles anywhere, whether by operation of law or otherwise.

17. If at any time any provision of this Guarantee is or becomes illegal, invalid or enforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Guarantee, nor the legality, validity or enforceability of such provisions under the law of any other jurisdiction shall in any way be affected or impaired thereby.

18. This Guarantee may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

19. This Guarantee shall be governed by and construed in accordance with English Law.

20. In relation to any legal action or proceedings arising out of or in connection with the Guarantee ("Proceedings") the Guarantor, for the benefit of MLI irrevocably submits to the jurisdiction of the courts of England and any New York State of United States Federal court sitting in New York City, and waives any objection to Proceedings in such courts on the grounds of venue or on the grounds that the Proceedings have been brought in an inconvenient forum. Those submissions shall not affect MLI's right to take proceedings in any other court of competent jurisdiction, nor shall the taking or Proceedings in any court of competent jurisdiction preclude MLI from taking Proceedings in any other court of competent jurisdiction (whether concurrently or not.)

                                                           Page 59 of 62 Pages


Dated:


LF Strategic Realty Investors, L.P.

BY:  PROMETHEUS WESTERN RETAIL TRUST



BY:   /s/
      _____________________________________
      President



Facsimile No:



MERRILL LYNCH INTERNATIONAL


BY:

____________________________

                                                           Page 60 of 62 Pages

                                                                    EXHIBIT 11

                                                   Merrill Lynch International

                                                            20 Farringdon Road
                                                                  P.O. Box 293
                                                               London EC1M 3NH
                                                      Telephone: 0171-772 1000
                                                                 Telex: 9413941
                                                       Fax: 0171-772 2917/2980

Merrill Lynch



30th June 1999


Prometheus Western Retail LLC
C/o Lazard Freres
30 Rockefeller Plaza
63rd Floor
New York, NY 10020
USA



Dear Sirs

We write with reference to our letter of May 27th 1998 whereby Merrill Lynch International and Merrill Lynch International Bank Limited offered and commenced revolving facilities to Prometheus Western Retail LLC, and to the subsequent amendment to Clause (C) dated 30th April 1999.

We hereby confirm that clause (D) is revised to read: The facility shall terminate on July 30th 1999.

All other terms and conditions remain unchanged.



Yours faithfully
For and on Behalf of
Merrill Lynch International

 /s/  David Stockwell
David W. Stockwell
Director of Equity Markets
Global Equity Financing

For itself as trustee and agent for

Merrill Lynch International Bank Limited





                                           Registered in England (No. 2312079)
                       Registered Office: 25 Ropemaker Street, London EC2Y 9LY
                    A Subsidiary of Merrill Lynch & Co. Inc., Delaware, U.S.A.

                     Regulated by The Securities and Futures Authority Limited
                                           Member of the London Stock Exchange

                                                           Page 61 of 62 Pages

                                                                    EXHIBIT 12

                                                   Merrill Lynch International

                                                            20 Farringdon Road
                                                                  P.O. Box 293
                                                               London EC1M 3NH
                                                      Telephone: 0171-772 1000
                                                                Telex: 9413941
                                                       Fax: 0171-772 2917/2980

Merrill Lynch



31st August 1999


Prometheus Western Retail LLC
C/o Lazard Freres
30 Rockefeller Plaza
63rd Floor
New York, NY 10020
USA

Dear Sirs

We write with reference to our May 27th 1998, whereby Merrill Lynch International and Merrill Lynch International Bank Limited offered and commenced revolving facilities to Prometheus Western Retail LLC, and to the subsequent amendment to Clause (C) dated 30th April 1999.

We hereby confirm that clause (D) is revised to read: "The facility shall terminate on 15th September 1999".

All other terms and conditions remain unchanged.



Yours faithfully
For and on Behalf of
Merrill Lynch International

 /s/  Anthony van den Bosch
Anthony van den Bosch
Vice President
Global Equity Financing

For itself as trustee and agent for

Merrill Lynch International Bank Limited



                                           Registered in England (No. 2312079)
                       Registered Office: 25 Ropemaker Street, London EC2Y 9LY
                    A Subsidiary of Merrill Lynch & Co. Inc., Delaware, U.S.A.

                       Regulated by The Securities and Futures Authority Limited
                                           Member of the London Stock Exchange
                                                        VAT No. G9 245 1224 D3

                                                            Page 62 of 62 Pages

                                                                   EXHIBIT 13


                                                Merrill Lynch International

                                                            20 Farringdon Road
                                                                  P.O. Box 293
                                                               London EC1M 3NH
                                                      Telephone: 0171-772 1000
                                                                Telex: 9413941
                                                       Fax: 0171-772 2917/2980


Merrill Lynch



15th September 1999


Prometheus Western Retail LLC
C/o Lazard Freres
30 Rockefeller Plaza
63rd Floor

New York, NY 10020

USA

Dear Sirs,

We write with reference to our May 27th 1998, whereby Merrill Lynch International and Merrill Lynch International Bank Limited offered and commenced revolving facilities to Prometheus Western Retail LLC, and to the subsequent amendment to Clause (C) dated 30th April 1999.

We hereby confirm that clause (D) is revised to read: "The facility shall terminate as of 30th September 1999".

All other terms remain unchanged.

Yours faithfully
For and on Behalf of
Merrill Lynch International


Yours sincerely,

/s/  David Stockwell
David Stockwell
Director of
Equity Markets
Global Equity Financing

For itself as trustee and agent for




                                           Registered in England (No. 2312079)
                       Registered Office: 25 Ropemaker Street, London EC2Y 9LY
                    A Subsidiary of Merrill Lynch & Co. Inc., Delaware, U.S.A.

                       Regulated by The Securities and Futures Authority Limited
                                           Member of the London Stock Exchange
                                                        VAT No. G9 245 1224 D3